Form 20-F
period 2015-12-31
Foamix Pharmaceuticals Ltd.
filed 2016-03-02
CIK 1606645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

30,639,134  Ordinary Shares, par value NIS 0.16 per share.

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

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-Accelerated Filer

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

ii

iii

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

These forward-looking statements include, but are not limited to, statements regarding the following matters:

•	FDA approval of, or other regulatory action in the U.S. and elsewhere with respect to our product candidates;

•	the commercial launch and future sales of future products or product candidates;

•	our ability to achieve favorable pricing for our product candidates;

•	our expectations regarding the commercial supply of our product candidates;

•	third-party payor reimbursement for our product candidates;

•	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

•	the patient market size of any diseases and market adoption of our products by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of our product candidates;

•	completion and receiving favorable results of clinical trials for our product candidates;

•	application for and issuance of patents to us by the United States Patent and Trademark Office, or U.S. PTO, and other governmental patent agencies;

•	development and approval of the use of our product candidates for additional indications; and

•	our expectations regarding licensing, business transactions and strategic operations.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not be different, and historic results referred to in this press release may be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under “Item 3.D. Risk Factors” and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from, and should be read in conjunction with, the consolidated financial statements of Foamix Pharmaceuticals Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2013 and 2012 and for the year ended 2012, have been derived from the audited financial statements of Foamix Pharmaceuticals Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Year Ended December 31

(in thousands of U.S. dollars, except per share data)

	Year ended December 31,
	2015	2014	2013	2012
Statements of operations data:
Revenues	$849	$5,414	$1,404	$1,086
Cost of revenues(1)	70	527	453	491
Gross profit	779	4,887	951	595
Operating expenses:
Research and development(1)	10,680	3,557	1,086	1,202
Selling, general and administrative(1)	7,029	2,964	1,221	953
Total operating expenses	17,709	6,521	2,307	2,155
Operating loss	$16,930	$1,634	$1,356	$1,560
Loss per share basic and diluted	0.58	0.79	0.22	0.20
_________________________________________________

(1)	Includes share-based compensation expenses as follows:

	Year ended December 31,
	2015	2014	2013	2012
Cost of revenues	$2	$15	$16	$23
Research and development	588	80	59	83
Selling, general and administrative	1,187	102	430	249
Total share-based compensation	$1,777	$197	$505	$355

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars)

	As of December 31,
	2015	2014	2013	2012

Balance sheet data:
Cash, cash equivalents, bank deposits and investment in marketable securities	$103,779	$49,966	$2,308	$950
Working capital(2)	53,091	48,757	1,144	836
Total assets	105,245	51,277	3,086	1,389
Total long-term liabilities	385	381	4,917	3,967
Total shareholders’ equity (capital deficiency)	100,802	48,762	(3,582)	(2,941)
Capital stock	$1,284	$954	$471	$459
Number of ordinary shares	30,639,134	22,443,934	11,408,490	11,151,719
_________________________________________________

(2)	Working capital is defined as total current assets minus total current liabilities.

3.B.         Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

We have invested a majority of our efforts and financial resources in the research and development of FMX101 for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX103 for the treatment of rosacea and FDX104 for the treatment of chemotherapy-induced rash. Of these, only FMX101, FMX102 and FDX104 have completed Phase II clinical trials. We are currently investing almost all our efforts and resources to bring FMX101 to a position to commence a Phase III clinical study during the second quarter of 2016, with a view to complete it during 2017, and to continue the development and advance the clinical studies of our other product candidates. The success of our business depends largely on our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize FMX101 in a timely manner. If we fail to do so, we may not be able to obtain adequate funding to continue to operate our business.

We have not conducted Phase III clinical trials for any of our product candidates, nor have we applied for regulatory approvals to market any of our product candidates, and we may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize our product candidates.

The process of developing, obtaining regulatory approval for and commercializing our product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage.

The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, or FDA, and foreign regulatory agencies. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market any of our product candidates in the U.S. until we receive approval of a new drug application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with clinical data that demonstrates the safety, purity and potency of the product for the intended indication.

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, as applicable, for FMX101, our lead product candidate, we must conduct Phase III clinical trials for it. These clinical trials will be substantially broader than our Phase II clinical trials and will require us to enlist a considerably larger number of patients in multiple clinics and medical centers. Before commencing Phase III clinical trials in the U.S. we will also need to agree on a protocol with the FDA. We recently held an End-of-Phase II meeting with the FDA to review our Phase II results for FMX101 and to present our Phase III clinical activities that are required to advance this development plan. Upon the receipt of the final meeting minutes and guidance from the agency, we intend to conduct our Phase III clinical activities as early as possible. We have not received formal regulatory clearance to conduct the clinical trials that are necessary to file an NDA with the FDA or comparable applications to foreign regulatory authorities. Our other product candidates are at similar or earlier stages of development and therefore subject to similar or even greater uncertainty and risk than FMX101.

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

If any of these outcomes occur, we would not receive approval for FMX101 or our other product candidates and may be forced to cease operations.

We have conducted only one Phase II clinical trial relating to each of FMX101, FMX102 and FDX104, in each case outside the U.S., the results of which may not be predictive of future trial results.

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

To date, we have conducted only one Phase II clinical trial of each of FMX101, FMX102 and FDX104 which met their respective primary efficacy and secondary endpoints. Our Phase III clinical trials for our lead product candidates may not be successful, and even if they are, the FDA may not approve our NDA for such product candidates, should we be in a position to file one, and may not agree that the benefits of such product candidates outweigh its risks, or may raise new concerns regarding our clinical trial designs.

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

Our Phase II clinical trials for FMX101, FMX102 and FDX104 were not conducted head-to-head with the current standard of care for moderate-to-severe acne, impetigo and chemotherapy-induced acneiform rash, and the comparison of our results to those of existing drugs, and the conclusions we have drawn from such comparisons, may be inaccurate.

Our Phase II clinical trials for FMX101, FMX102 and FDX104 were not conducted head-to-head with the drugs considered the current standard of care for the relevant indications, namely Solodyn for moderate-to-severe acne, Bactroban for impetigo and oral doxycycline for chemotherapy induced rash. This means that none of the patient groups participating in these trials were treated with the standard of care drugs alongside the groups treated with our product candidates. Instead, we have compared the results of our clinical trials with historical data from prior clinical trials conducted for the standard of care drugs, as presented in their respective product labels.

Direct comparison generally provides more reliable information about how two or more drugs compare, and reliance on indirect comparison for evaluating their relative efficacy or other qualities is problematic due to lack of objective or validated methods to assess trial similarity. For example, the various trials were likely conducted in different countries with different demographic features and in patients with different baseline conditions and different hygiene standards, among other relevant asymmetries. Therefore, the conclusions we have drawn from comparing the results of our trials with those published in the product labels for these current standards of care drugs, including conclusions regarding the relative efficacy and expediency of FMX101, FMX102 and FDX104, may be distorted by the inaccurate methodology of the comparison.

The FDA may require our Phase III clinical trials of FMX101 to be controlled against the current standard of care for moderate-to-severe acne, or we may decide to conduct such studies to support claims comparing FMX101 or any of our other product candidates to the relevant standard of care.

The FDA may require our Phase III clinical trials of FMX101 for moderate-to-severe acne or any of our other product candidates to be controlled against the drugs that are currently considered the standards of care for the treatment of moderate-to-severe acne and impetigo, respectively, instead of being controlled against a placebo or against a different dosage of our minocycline foam, as was the case in our Phase II clinical trials. Furthermore, even if the FDA does not impose such a requirement in connection with our Phase III clinical trials, the FDA generally requires adequate, well-controlled head-to-head clinical trials to support comparative claims regarding marketed products. As a result, we may decide to conduct comparative studies of FMX101 or any of our other product candidates that are commercialized to support comparative claims used in the marketing of those product candidates. Significant additional time and expense will be required to design and conduct any head-to-head trials. For example, in the case of FMX101 for moderate-to-severe acne, the standard of care is an oral drug, Solodyn, whereas FMX101 is a topical drug. To conduct a double blind study comparing the two treatments, all patients would need to receive both modalities, with either the oral or topical treatment consisting of a placebo, increasing the complexity and cost. If we are unable to conduct head-to-head trials for one or more of our product candidates, even if such product candidates are approved for marketing in the U.S., we will not be able to make claims comparing such product candidates to the current standards of care or other competitor products which may negatively impact sales of these products.

Our ability to finance our company and generate revenues depends on the clinical and commercial success of FMX101 and our other product candidates. Many of the factors that will determine whether we gain such success are beyond our control, and our failure to do so will negatively impact our business.

Our near-term prospects, including our ability to finance our company and generate revenues, depend on the successful development, regulatory approval and commercialization of FMX101, as well as our other product candidates. The clinical and commercial success of FMX101 and our other product candidates depends on a number of factors, many of which are beyond our control, including:

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

If we fail to achieve these objectives or to overcome the challenges presented above, many of which are beyond our control, in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of FMX101 or our other product candidates to enable us to continue our business.

We may encounter delays in completing clinical trials for FMX101 and our other product candidates and may even be prevented from commencing such trials due to factors that are largely beyond our control.

We have in the past and may in the future experience delays in completing our ongoing clinical trials and in commencing future clinical trials. We have already experienced delays in our Phase III clinical trial with FMX101 for acne, due to quality control issues with certain active ingredients supplied to us by a third party, and in our Phase II clinical trial with FMX102 for impetigo that took place in Israel, due to our difficulty in enlisting a sufficient number of pediatric patients with the necessary severity of the disease to participate in the trial. Such difficulties may arise again in future trials for other indications and for our other product candidates.

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

FMX101 and other product candidates may produce undesirable side effects that we may not have detected in our Phase II clinical trials. This could prevent us from gaining marketing approval or market acceptance for this product candidate, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

Although FMX101, FMX102 and FDX104 have so far been shown to have no systemic side effects and only a few cases of mild and temporary skin reactions have been reported, all of which disappeared on their own within 12 weeks from the beginning of the treatment, the acne condition of several of the patients who participated in the FMX101 4% trial worsened rather than improved. Furthermore, the Phase III clinical trials will involve a much larger patient base than the Phase II clinical trials, and the commercial marketing of FMX101 or other product candidates, if approved, will further expand the clinical exposure of the drug to a wider and more diverse group of patients than those participating in the clinical trials, which may identify undesirable side effects caused by these products that were not previously observed or reported in the Phase II clinical trials.

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

We plan to seek regulatory approval for FMX101 for the treatment of moderate-to-severe acne in the U.S. If FMX101 is approved, the FDA will restrict our ability to market or advertise FMX101 for other indications, which could limit physician and patient adoption. We may seek to promote and commercialize FMX101 for the treatment of acne in Europe by applying for marketing approval from the European Medicines Agency, or EMA, or in other jurisdictions, or we may develop new or additional uses or protocols for FMX101 in the future, but we may not receive the clearances required to do so. In addition, we would be required to conduct additional clinical trials or studies to support approvals for such additional jurisdictions or indications, which would be time consuming and expensive, and may produce results that do not support regulatory approvals.

Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. In particular, in many countries outside the U.S., it is required that a product receives pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This may lead to conducting complex clinical trials that require additional significant resources.

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

Marketing approval in one jurisdiction does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain a marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for FMX101. This would reduce our target market and limit the full commercial potential of FMX101.

If we are not successful in developing, acquiring regulatory approval for and commercializing additional product candidates beyond FMX101, our ability to expand our business and achieve our strategic objectives will be impaired.

Although we will devote a substantial portion of our resources on the continued clinical testing and potential approval of FMX101 for the treatment of moderate-to-severe acne, another key element of our strategy is to discover, develop and commercialize a portfolio of products based on our proprietary foam platforms to serve additional therapeutic markets. We are seeking to do so through our internal research programs, but our resources are limited, and those that we have are geared towards clinical testing and seeking regulatory approval for FMX101. We may also explore strategic collaborations for the development or acquisition of new products, but we may not be successful in entering into such relationships. While we expect our lead product candidate, FMX101, for the treatment of moderate-to-severe acne, to commence Phase III clinical trials, all of our other potential product candidates remain in similar or earlier stages of development. Research programs to identify product candidates require substantial technical, financial and human resources, regardless of whether any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including:

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

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third party payors, if applicable;

•	intellectual property rights, such as patents, which are necessary to protect our interests in a product candidate, may be difficult to obtain or unobtainable; and

•	intellectual property rights of third parties may potentially block our entry into certain markets, or make such entry economically impracticable.

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

If we receive marketing approval, the first expected use of our products will be for the treatment of moderate-to-severe acne. The facial aesthetic market in general, and the market for acne treatments in particular, is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. This market is also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We are seeking regulatory approval of FMX101 for the treatment of moderate-to-severe acne. We anticipate that FMX101, if approved, will face significant competition from other acne products, including oral drugs such as Solodyn, Doryx, Dynacin, Acticlate and Minocin, and topical anti-acne drugs such as Acanya, Ziana, Epiduo, Benzaclin, Aczone and Differin, all of which have been approved for marketing and are available to consumers. If approved, FMX101 may also compete with non-prescription anti-acne products and unapproved and off-label treatments. To compete successfully in the acne treatment market, we will have to demonstrate that FMX101 is safe and effective for the treatment of moderate-to-severe acne, has advantages over existing therapies, and that it does not infringe the intellectual property rights of any third parties. Competing in the acne market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

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

Several of these potential competitors are privately-owned companies that are not bound by public disclosure requirements and closely guard their development plans, marketing strategies and other trade secrets. Publicly-traded pharmaceutical companies are also able to maintain a certain degree of confidentiality over their pipeline developments and other sensitive information. As a result, we do not know whether these potential competitors are already developing, or plan to develop, foam-based or other topical treatments for acne, rosacea, impetigo or other indications we are pursuing, and we will likely be unable to ascertain whether such activities are underway in the future. These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch.

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

In this regard we became aware at the end of 2014 that an active pharmaceutical ingredient and drug product intermediate manufacturer, Hovione, has submitted an IND for Phase I and II clinical trials of a new topical product containing minocycline for the treatment of inflammatory skin disease including acne and rosacea. Hovione is a privately-held company and we do not know if they have commenced a clinical trial for such new topical minocycline product. Hovione also currently manufactures and supplies Foamix with pharmaceutical-grade minocycline for use in FMX101 and other products. Although we have not experienced unique difficulties in procuring minocycline from Hovione, we could experience such difficulties in the future. In addition, during the fourth quarter of 2015 we noticed that another company, BioPharmX Corporation (NYSE MKT: BPMX), is developing a topical hydrophilic gel containing minocycline for treatment of acne, known as BPX-01, for which BioPharmX has announced early positive laboratory pre-clinical data. If ultimately approved and commercialized in the U.S., such products would become direct competitors of FMX101, FMX102 and FMX103.

Furthermore, such potential competitors may enter the market before us, and their products may be designed to circumvent our granted patents and pending patent applications. Potential competitors may also challenge, narrow, invalidate or seek to design around our granted patents or our patent applications, and such patents and patent applications may fail to provide adequate protection for our product candidates.

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

Our licensees may not cooperate with us or perform their obligations under our agreements with them. Furthermore, the obligations of the licensees under such agreements are, for the most part, limited to ‘commercially reasonable efforts,’ and they do not face penalties or other repercussions for failing to develop or commercialize the relevant product candidates within the designated timetable other than potentially forfeiting their rights to the relevant product candidate and assigning such rights to us. However, there is no guarantee that we will be able to develop, manufacture or commercialize successfully any such product candidate assigned to us. We cannot control the scope or timing of the resources that will be devoted by our licensees to performing their responsibilities under our agreements with them. Our licensees may choose to pursue alternative technologies in preference to those being developed with us. Several of these agreements may also be terminated for convenience by the licensee. The development and commercialization of these licensed product candidates as well as the anticipated contingent payments and royalties we hope to generate from them will be delayed or never obtained if the licensees fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements, or if they breach their agreements with us. Disputes with our licensees could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

We have granted several of our licensees the right to commercialize the licensed products for any indication, including acne and rosacea, which may allow them to compete against us using our own technology.

The licenses we granted to several of our licensees, with whom we are developing certain topical products based on our technology and the licensees’ proprietary drugs, allow them to commercialize the developed products for any topical application, and not only for the specific indication for which each product was originally intended. If any such licensed product proves to be effective for moderate-to-severe acne, rosacea or any other indication that we are pursuing with FMX101 or other product candidates, we may face competition from these licensed products, as the licensees are not bound by any non-compete restrictions. Such competition may be especially challenging for us, as these licensees will have the benefit of our own foam technology along with their greater resources, experience and brand recognition, extensive marketing channels and other capabilities, and possibly the advantage of entering the market before us.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013. Pursuant to the Bipartisan Budget Act of 2013, the term of these cuts was extended until 2023. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

We are currently investing almost all our efforts and resources to bring FMX101 to a position to commence a Phase III clinical study during the second quarter of 2016, with a view to complete it during 2017, and to continue the development and advance the clinical studies of our other product candidates. A Phase II clinical study for FMX103 for rosacea commenced in Germany in the fourth quarter of 2015 and is expected to be completed by late 2016, and subject to the results, FDA input and other factors, a Phase III clinical study may be planned to commence during 2017. A Phase II clinical trial for FDX104 for chemotherapy-induced rash was completed in Israel in the fourth quarter of 2015. Based on the successful results of the Phase II trial, we are evaluating the business opportunity of FDX104, and based on that evaluation we may develop a future clinical development plan for FDX104.  However, we may not have sufficient funds to carry out and complete all of these plans, and may need to raise additional funds for such purposes.

We anticipate that we will continue to expend substantial resources for the foreseeable future for the clinical development of FMX101, FMX103, FMX102 and FDX104, and the development of other indications and product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any of our product candidates.

We believe that the net proceeds from our public and follow-on offerings, together with our other existing funds, will allow us to fund our operating expenses and capital expenditure requirements throughout the Phase III clinical trials for our lead product candidate, FMX101, which we expect to complete by 2017. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional capital sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or additional license arrangements. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	the results of the clinical trials of our products candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical and clinical trials;

•	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our product candidates and any products we successfully commercialize and maintaining our related facilities;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the terms of and timing of such arrangements;

•	the degree and rate of market acceptance of any future approved products;

•	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products or treatments;

•	any product liability or other lawsuits related to our products;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs associated with evaluation of our product candidates;

•	the costs associated with evaluation of third party intellectual property;

•	the costs associated with obtaining and maintaining licenses;

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

We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only three product candidates that have completed any clinical trials and have no sales, which, together with our limited operating history, make it difficult to assess our future commercial viability.

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

To date, we have not obtained any regulatory approvals for any of our product candidates or generated any revenues from product sales relating to FMX101 or any of our other product candidates. We have generated revenues only from service payments, and contingent payments paid towards or in the course of projects carried out under several of our development and license agreements with various pharmaceutical companies. We have also received royalty payments with respect to Finacea®, a prescription foam product that we developed in collaboration with Bayer.

We continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. We have recorded a net loss of $16.5 million, $11.5 million and $2.4 million for the twelve months ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015 we had an accumulated deficit of $46.1 million and had a working capital surplus of $52.4 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, and seek regulatory approvals for, FMX101, FMX102, FMX103, FDX104 and our other product candidates, and begin to commercialize such product candidates.

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

We currently contract with third party subcontractors and suppliers for certain compounds and components necessary to produce FMX101, FMX102, FMX103 and FDX104 for clinical trials and expect to continue to do so to support commercial scale production if one or more of such product candidates is approved. This increases the risk that we will not have sufficient quantities of FMX101, FMX102, FMX103 or FDX104 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

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

Although we have not experienced unique difficulties in procuring compounds and components for FMX101, FMX102, FMX103, FDX104 or any other product candidates, and while we are acting to secure additional suppliers for such compounds and components, we could experience such difficulties in the future.

We will rely on third parties and consultants to assist us in conducting our trials and studies. If these third parties or consultants will not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates.

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

We have a small-scale integrated research, development and testing facility located at our corporate headquarters in Rehovot, Israel. However, we have not equipped our facility with manufacturing capabilities other than small scale manufacture, and do not currently plan to do so. We do not have experience in manufacturing our product candidates at commercial scale, and if our product candidates are approved, we intend to outsource all or a significant portion of the manufacturing of our products to third parties, including our drug substances and finished dose forms. Reliance on third parties to manufacture our products entails various risks, including the possibility of increased costs associated with the large- scale production of our products. These risks are similar to those involved in our current use of subcontractors and suppliers for certain compounds and components necessary to produce FMX101, FMX102, FMX103 and FDX104 for their clinical trials, as explained above.

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

As of December 31, 2015, we had 47 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources to manage our operations and clinical trials, continue our development activities and commercialize FMX101 and any other product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

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

If product liability lawsuits are brought against us, we may incur substantial liabilities that may not be fully covered by our insurance policies and we may be required to limit commercialization of any of our other products we develop.

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

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of FMX101 or any other product we may develop. We currently carry general third party liability insurance up to an amount of $10 million per annum. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing of one or more of FMX101 or any other product we may develop, we intend to expand our insurance coverage to include their sale; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop FMX101 or any of our other product candidates, conduct our clinical trials and commercialize FMX101 or any of our other products we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly our Chief Executive Officer, as well as our senior technologists and scientists. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of FMX101 or any of our other product candidates.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the rate of devaluation of the shekel against the dollar was 0.3% and 12.0% in 2015 and 2014, respectively, which was compounded by inflation in Israel at a rate of -1.0% and -0.2%, respectively. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to Our Intellectual Property

If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to FMX101, FMX102, FMX103, FDX104 or any of our other product candidates are not adequate, we may not be able to compete effectively and we otherwise may be harmed.

Our commercial success depends in part on our ability to obtain and maintain patent protection and other intellectual property rights and to utilize trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely upon a combination of patents, trade secret protection and confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to FMX101, FMX102, FMX103, FDX104 and our other development programs. Limitations on the scope of our intellectual property rights may limit our ability to prevent third parties from designing around such rights and competing against us. For example, our patents do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our granted patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds that are dispensed as a foam. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing topical formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents. Moreover any disclosure to or misappropriation by third parties of our confidential proprietary information, unless we have sufficient patent and/or trade secret protection and we are able to enforce such rights successfully, could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

We currently have several granted patents related to FMX101, FMX102, FMX103 and FDX104 in the U.S., which are expected to remain in effect until 2030. These patents relate to a composition of matter comprising a claim to a formulation of a tetracycline antibiotic which can include minocycline or doxycycline, and therefore may be less protective than patents that claim a new drug. We also have patent applications claiming compositions of matter, which relate to FMX101, FMX102, FMX103 and FDX104, pending in each of the following international markets, Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico.

As of January 1, 2016, we had 138 granted patents and over 80 patent applications pending worldwide covering our various foam-based platforms and other technology. However, the patent applications that we own or license may fail to result in granted patents in the U.S. or foreign jurisdictions, or if granted the patent claims may fail to prevent a potential infringer from marketing its product or be deemed invalid and unenforceable by a court. Competitors in the field of topically-administered therapies comprising an active ingredient in foam presentation have created a substantial amount of scientific publications, patents and patent applications and other materials relating to their technologies. Our ability to obtain and maintain valid and enforceable patents depends on various factors, including interpretation of our technology and the prior art and whether the differences between them allow our technology to be patentable. Patent applications and patents granted from them are complex, lengthy and highly technical documents that are often prepared under very limited time constraints and may not be free from errors that make their interpretation uncertain. The existence of errors in a patent may have a materially adverse effect on the patent, its scope and its enforceability. Our pending patent applications may not issue, and the scope of the claims of patent applications that do issue may be too narrow or inadequate to protect our competitive advantage. Also, our granted patents may be subject to challenges or construed in a way that may not provide adequate protection.

Even if these patents do successfully issue, third parties may challenge the validity, enforceability or scope of such granted patents or any other granted patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within 9 months from the publication of their grant. Also, patents granted by the U.S. Patent and Trademark Office, or USPTO, may be subject to review, reexamination and other challenges. Changes to the patent laws of the U.S. in 2012 provide additional procedures for third parties to challenge the validity of patents issuing from patent applications including post-grant review, which generally applies to patents first filed after March 15, 2013. A post-grant review petition must be filed on or prior to the date which is 9 months after the patent is granted. The procedures also expand and reform the proceedings for challenging issued patents on grounds of prior art and publications, also known as inter partes review or IPR. For patents filed after March 15, 2013, a petition for IPR may be filed the later of 9 months after grant of the patent or after a post-grant review proceeding on the patent has terminated. For patents filed prior to March 15, 2013, the rules regarding IPR filing remain unchanged and an IPR petition may be filed any time following issuance of the patent.

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

The change to “first-to-file” from “first-to-invent” is one of the changes to the patent laws of the U.S. resulting from the Leahy-Smith America Invents Act signed into law on September 16, 2011. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. Because of a lower evidentiary standard in certain USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. USPTO statistics indicate that a high rate of challenged claims are being invalidated in these USPTO procedures.

Even where patent, trade secret and other intellectual property laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and our competitors have intellectual property portfolios of their own, some of which are substantial. An unfavorable outcome could have a material adverse effect on our business and could result in the challenged patent or one or more of its claims being interpreted narrowly or invalidated, or one or more of our patent applications may be not be granted.

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

As is the case with other companies in the markets in which we participate, our success is heavily dependent on intellectual property, particularly patents. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and in the U.S. and many foreign jurisdictions patent policy and case law also continues to evolve and change and the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret or expand on existing law in ways affecting the scope or validity of granted patents, or both. Particularly in recent years in the U.S., there have been several major legislative developments and court decisions that have affected patent laws in significant ways and there may be more developments in the future that may weaken or undermine our ability to obtain patents or to enforce our existing and future patents.

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

We have granted certain licensees the right to provide input during the prosecution of licensed patent applications. We have further granted certain licensees the primary right to enforce several of our existing patents, which we have licensed to these licensees to allow them to commercialize our jointly-developed product, in the event that any infringement of the licensed patents adversely affects the licensees’ ability to utilize the licenses for the purpose they were granted. Such rights may detract from our rights and title to such patents. In addition, any negative proceedings against our technology could impact any or all of our licensees, and we may be contractually responsible for the payment of certain claims and losses as a result of such impact.

If we infringe or are alleged to infringe or otherwise violate intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of topical and oral drugs for the treatment of acne, impetigo, rosacea, chemotherapy-induced rash and other indications have developed large portfolios of patents and patent applications relating to our business. In particular, there are patents held by third parties that relate to the treatment with minocycline-based and doxycycline-based products for indications we are pursuing with our product candidates, namely FMX101, FMX102, FMX103 and FDX104. There may be granted patents that could be asserted against us in relation to such product candidates. There may also be granted patents held by third parties that may be infringed or otherwise violated by our other product candidates and activities, and we do not know whether or to what extent we are infringing or otherwise violating third party patents. There may also be third party patent applications that if approved and granted as patents may be asserted against us in relation to FMX101, FMX102, FMX103, FDX104 or any of our other product candidates or activities. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages and legal fees. Further, if a patent infringement suit were brought against us, we could be temporarily or permanently enjoined or otherwise forced to stop or delay research, development, manufacturing or sales of the product candidate that is the subject of the suit.

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

There has been and there currently is substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. In addition to possible infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation, review, re-examination or other post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or any future products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings and their outcome could impair our ability to compete in the marketplace and impose a substantial financial burden on us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

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

Interference, derivation review, or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or licensees. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or licensees, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

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

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. We primarily file patent applications in the U.S., and may file in some other selected jurisdictions on a case-by-case basis. As a result, our intellectual property rights in countries outside the U.S. are generally less extensive than those in the U.S. In addition, the laws of some foreign countries and jurisdictions, particularly of certain developing countries and jurisdictions, do not protect intellectual property rights to the same extent as federal and state laws in the U.S., and these countries and jurisdictions may limit the scope of what can be claimed, and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from practicing our inventions outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not sought or obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but protection and enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Moreover, competitors or others may raise legal challenges to our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

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

We have received Notices of Opposition to our European Patent No. 1556009.

Separate Notices of Opposition to our European Patent No. 1556009 have been filed with supporting documentation prior to the close of the Opposition period on September 24, 2015. One Opposition was filed by Guderma in Germany and the other Opposition was filed by Henkel in Germany. We are defending these proceedings. Although the patent involved is believed by us to be of no material interest to our lead product candidates, it may be of interest in relation to one or more of our licensed products and we are unable to predict what will be the effect or outcome of these Opposition proceedings.  The Opposition proceedings may ultimately result in such patent being upheld, or in the patent being narrowed or cancelled; the Opposition proceedings therefore may potentially have a negative impact on the future commercialization of one or more licensed products.

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

If our shareholders, particularly our directors and their affiliates or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. In addition, our sale of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause holders of our ordinary shares to lose part or all of their investment.

The significant share ownership position of affiliates of our co-founders, Dr. Dov Tamarkin and Meir Eini, may limit your ability to influence corporate matters.

Tamarkin Medical Innovations Ltd., a company beneficially owned by Dr. Dov Tamarkin, or Tamarkin, our co-founder and chief executive officer, beneficially owns or controls, directly or indirectly, 9.9% of our outstanding ordinary shares, and Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, or Eini, our co-founder, chief innovation officer and chairman of our board of directors, beneficially owns or controls, directly or indirectly, 9.9% of our outstanding ordinary shares, as of December 31, 2015. Accordingly, Tamarkin and Eini are able to influence significantly, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Tamarkin’s and Eini’s interests may not be consistent with those of our other shareholders. In addition, Tamarkin’s and Eini’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

Based on certain estimates of our gross income and gross assets, our use of proceeds of our initial public offering, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2015, and do not anticipate being classified as a PFIC for the taxable year ending December 31, 2016. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, we may be considered a PFIC for any taxable year.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Taxation—U.S. Federal Income Tax Consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

Risks Related to Our Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, and research and development facilities are located in Rehovot, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel, its neighboring countries and other organizations. Any hostilities involving Israel or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations. Further, our operations could be disrupted by the obligations of personnel to perform military reserve service.

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

For information regarding our capital expenditures, see “Item 5.B. Liquidity and Capital Resources.”

4.B.	Business overview

Who We Are

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, rosacea, impetigo and other skin conditions. Our lead product candidate, FMX101 for moderate-to-severe acne, is a novel topical foam formulation of the antibiotic minocycline. Our clinically and statistically significant Phase II clinical trial results demonstrate that our minocycline foam, FMX101, provides a faster, more effective treatment than the reported results for oral minocycline, the current standard of care for moderate-to-severe acne, and does so with fewer side effects. Based on these results, we believe that FMX101 has the potential to become the new standard of care for the moderate-to-severe acne market. We are currently investing almost all our efforts and resources to bring FMX101 to a position to commence a Phase III clinical study during the second quarter of 2016, with a view to complete it during 2017, and to continue the development and advance the clinical studies of our other product candidates.

We have also completed a Phase II clinical trial for FMX102, and based on its efficacy and safety profile, we believe it will present an attractive option for the treatment of impetigo, including impetigo caused by methicillin-resistant staphylococcus aureus, or MRSA. In October, 2015, we had a Pre-IND meeting with the FDA, where we discussed the overall development plan for FMX102, and agreed to conduct a photo-safety study as a next step. We intend to initiate this study during 2016.

We are also developing FMX103, minocycline foam for rosacea. We initiated our Phase II clinical trial for FMX103 in Europe during the fourth quarter of 2015, and it is scheduled to be completed in 2016.

In addition, we successfully completed a Phase II clinical trial in Israel with FDX104, our proprietary doxycycline foam for the management of moderate-to-severe rash associated with the epidermal growth factor receptor inhibitor, or EGFRI, anticancer treatments

We developed FMX101, FMX102, FMX103 and FDX104 using our proprietary technology, which includes our foam-based platforms. This technology enables us to formulate and stabilize a wide variety of drugs and deliver them directly to their target site. Our foam platforms have significant advantages over alternative delivery options and are suitable for multiple application sites, creating a potential pipeline of products across a range of conditions to drive future growth. In addition, we have entered into development and license agreements relating to our technology with various pharmaceutical companies such as Bayer HealthCare AG (formerly, Intendis), Merz Pharmaceuticals, LLC and Allergan plc (formerly Actavis), which, from our inception to December 31, 2015, have generated approximately $18.9 million in revenues.

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

Treatment	Results At	Reduction in Inflammatory Lesions	Reduction in Non- Inflammatory Lesions	Side Effects
FMX101	6 weeks	71%	73%	No systemic drug-related side effects.
Solodyn(2)	12 weeks	44%	None
Common systemic side effects include headaches, fatigue, dizziness and severe itchiness. Uncommon, severe side effects include autoimmune disorders, severe irritation and bleeding of the colon and risk of adverse interaction with other medications.

_____________________

(1)
The comparison shown in the table does not reflect a head-to-head trial. See “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—Our Phase II clinical trials for FMX101, FMX102 and FDX104 were not conducted head-to-head with the current standard of care for moderate-to-severe acne, impetigo and chemotherapy-induced acneiform rash, and the comparison of our results to those of existing drugs and the conclusions we have drawn from such comparisons may be inaccurate.” for additional information.

(2)	Based on the results reported on the product label for Solodyn.

In a Phase I pharmacokinetics study of FMX101 the systemic absorption of minocycline after repeated maximum-dose applications of FMX101 was compared directly to that of orally-administered Solodyn (minocycline HCl). This study, which included 30 patients with moderate-to-severe acne, showed that the bioavailability, or systemic exposure, of minocycline following topical FMX101 administration was approximately 700 times lower than that of Solodyn. We believe the efficacy of FMX101 coupled with the absence of reported systemic drug-related side effects has the potential to position it as the new standard of care for moderate-to-severe acne, provided we are able to obtain regulatory approval. Furthermore, we may pursue an indication for mild acne given the efficacy and safety shown in our Phase II clinical trial of FMX101 as well as its convenience of use. We expect to develop FMX101 through the FDA’s 505(b)(2) regulatory pathway and commence Phase III clinical trials in the second quarter of 2016. The FDA’s 505(b)(2) regulatory pathway permits the filing of a new drug application, or NDA, where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference. This approach could expedite the development program for FMX101 by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval.

FMX102 for impetigo

We are also developing FMX102, minocycline foam product candidate for the treatment of impetigo, including cases of impetigo caused by MRSA. Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children, and is typically caused by staphylococcus aureus, including MRSA. It typically results in red sores and lesions on the face, neck, arms and legs.  In 2012, we completed a dose-ranging Phase II clinical trial in Israel with 32 pediatric patients with at least two impetigo lesions. Of those patients, 11 had confirmed MRSA infection. In our Phase II clinical trial, patients receiving FMX102 twice daily experienced an 81.3% success rate in three days and a 100% success rate in 14 days. Moreover, all MRSA-infected patients were bacteriologically cured after seven days of treatment. While we have not conducted head-to-head trials, this contrasts with the results reported on the product label for Bactroban, which states that it achieves a clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily application.

In October 2015, we had a Pre-IND meeting with the FDA, where we discussed the overall development plan for FMX102.  We agreed to conduct a photo-safety study as the next step. We intend to initiate this study during 2016.

FMX103 for rosacea

Based on the results of FMX101 for moderate-to-severe acne, we are pursuing an additional indication for FMX103 in rosacea. Papulopustular rosacea is a chronic skin disorder characterized by facial inflammatory lesions.  It affects more than 16 million people in the U.S. alone.  The most common treatments for rosacea are topical therapies such as metronidazole and azelaic acid, as well as the oral antibiotics minocycline and doxycycline. There is a growing demand for new safe and effective topical treatments for this condition.  FMX103 has the same active ingredient, minocycline, as FMX101 for acne. Based on the positive clinical data we have generated in treating inflammatory acne lesions, we believe FMX103 can be a safe, convenient and effective topical treatment for rosacea; offering significant advantages over the current standard of care.

In October 2015 we began enrolling patients in our Phase II clinical trial of FMX103 for the treatment of papulopustular rosacea. This is a three-arm double-blind, randomized, placebo-controlled trial studying two doses of FMX103 (3% minocycline foam and 1.5% minocycline foam) compared to vehicle (placebo).  This study is being conducted in Germany, with a target enrollment of 210 patients (70 patients per arm).   The treatment period is 12 weeks, with a 4-week followed follow-up evaluation. The primary endpoint is the efficacy of FMX103 vs vehicle. This Phase II trial is expected to be completed in 2016.

FDX104 for chemotherapy-induced rush

FDX104 is a topical foam formulation of the antibiotic doxycycline for the treatment of severe acne-like rashes induced by chemotherapy. Between 45% and 95% of patients taking epidermal growth-factor receptor inhibitors (EGRFI), such as cetuximab (Erbitux®, Eli Lilly), panitumumab (Vectibix®, Amgen) and elrotinib (Traceva®, Genentech) are affected by these severe acne-like rashes, which typically occur in cosmetically sensitive areas such as the face and upper trunk. These symptoms can lead to patients modifying their dosage of EGFRI drugs and potentially stop treatment altogether. While there are no approved drugs for treatment of these rashes, oral doxycycline and minocycline are often used to treat these conditions, but they have significant shortcomings, including regular systemic side effects such as diarrhea, nausea and skin redness.

In the fourth quarter of 2015 we completed a Phase II clinical trial of FDX104 in 24 patients with metastatic colon cancer who were assigned to receive cetuximab or panitumumab. The Phase II clinical trial of FDX104 showed positive top-line results in the prevention of moderate and severe skin rashes in patients treated with the EGFRIs cetuximab or panitumumab. The results showed a statistically significant effect of FDX104 in reducing the severity of the rash. In this trial, using a split face design in which each patient acted as his/her own control, 9 of the 24 patients (37.5%) developed a severe rash during the study on the placebo-treated side, while only 4 of the 24 patients in the study (16.7%) developed a severe rash on the FDX104-treated side. Based on the results of the FDX104 Phase II clinical trial we are evaluating the clinical development plan and the business opportunity for this product.

Product candidate pipeline

The following chart provides a summary of the developmental pipeline for our four lead product candidates:

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

Development and license agreements

In addition to our product candidates, we have entered into development and license agreements with various pharmaceutical companies such as Bayer, Merz and Allergan, combining our foam technology with a drug selected by the licensee to create new products with improved efficacy and ease-of-use. Each license agreement entitles us to service payments, contingent payments and royalties from sales of any new products that are commercialized. Each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. The prospective products under these various agreements are currently in pre-clinical, Phase II, Phase III and commercial stages.

During September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15%) in the U.S. Finacea® foam is a prescription foam product which was developed by Bayer in collaboration with Foamix. It is the first prescription product developed using our proprietary technology that has been approved by the FDA for sale in the U.S. Bayer listed in the Orange Book several patents that were licensed from Foamix in connection with the development of Finacea®. According to our license agreement with Bayer, we are entitled to receive royalties and certain milestone payments upon the commercialization of Finacea® Foam, as of September 2015.

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

Limitations of oral minocycline for acne

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

The trial was completed in 2013 and showed a dose-dependent effect that was statistically significant for both primary endpoints of the trial, namely reduction in inflammatory and non-inflammatory lesions and decrease of the IGA score. Notably, the effect on inflammatory lesions became statistically significant in the 4% dosage group versus the vehicle-only treatment group (placebo) after just three weeks of therapy, and the full therapeutic effect of approximately 71% reduction in inflammatory lesions was reached in the 4% dosage group after six weeks of treatment. Additionally, for the patients in the 4% dosage group, the effect on non-inflammatory lesions also became statistically significant versus the vehicle-only group after twelve weeks of therapy, with approximately a 73% reduction in non-inflammatory lesions.

The percent of patients with IGA improvement of at least two grades at the completion of the trial was 36.2% in the 4% dosage group, compared with 21.7% in the 1% dosage group and 15.2% in the vehicle-only treatment. The safety and tolerability profile of the drug was also favorable, with no reported drug-related systemic side effects. The cases of skin reaction in the trial were few, mild and transient, with all reactions subsiding by week 12 of treatment, and there was equal incidence of skin reaction in all three groups. Based on this data, we plan to proceed to Phase III clinical trials with the 4% formulation of FMX101 for moderate-to-severe acne.

The following diagrams and table show the reduction of inflammatory and non-inflammatory lesions from baseline and over the trial period for the 4% dosage, 1% dosage and vehicle-only (placebo) treatment groups. Although percentage change was a secondary endpoint of the trial, it is a common metric typically presented to show efficacy in clinical trials for the treatment of acne.

	Treatment Group			P-value(1)
	4% Dosage	1% Dosage	Control (P)	4% Dosage vs. P	1% Dosage vs. P
Lesion count reduction (6 weeks)
Inflammatory	71%	59%	50%	0.0007	0.1681
Non-inflammatory	55%	51%	49%	0.3686	0.7966
Total lesion count	62%	54%	49%	0.0189	0.4303
Lesion count reduction (end of trial, 12 weeks)
Inflammatory	72%	67%	51%	0.0001	0.0072
Non-inflammatory	73%	65%	57%	0.0197	0.1587
Total lesion count	72%	64%	54%	0.0023	0.0631
IGA Score “Success”(2)	36.2%	21.7%	15.2%	0.0210	0.4200

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

(2)	“Success” is defined as an IGA improvement of at least two grades upon completion of the 12 week treatment.

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

We also recently completed a Phase I maximum use pharmacokinetics study of FMX101, intended to characterize the systemic absorption of minocycline after repeated maximum-dose applications in patients with moderate-to-severe acne, and to assess the relative bioavailability of topically-applied FMX101 compared to orally-administered Solodyn (minocycline HCl). The study enrolled 30 patients with moderate-to-severe acne on their face and on two or more other regions (neck, upper chest, upper back or arms) in a single-center, nonrandomized, open-label, active-controlled, two-period and two-treatment evaluation. Each of the patients received a single dose of Solodyn , 1 mg/kg in accordance with its approved instructions for use, and one week later  received 4 grams of FMX101 applied topically once daily for 21 days.  The study showed that the bioavailability, or systemic exposure, of minocycline following topical FMX101 administration was more approximately 700 times lower than that of Solodyn, and that FMX101 was well tolerated with no serious adverse events being reported.  We hope these results will provide a clinical bridge to the minocycline systemic safety data known to the FDA.

Next steps

As part of our overall development plan for FMX101, we recently commenced a long-term (39 weeks) animal toxicology study. This study is intended to support the NDA, as well as a long-term extension of the Phase III human studies, in which patients will be dosed for more than 12 weeks. We intend to conduct two independent Phase III clinical trials of FMX101 for moderate-to-severe acne, that we expect to commence in the second quarter of 2016, and we expect to complete these studies during 2017. The Phase III trials will be conducted primarily in the U.S., and both trials will be double-blinded and placebo/vehicle controlled, and will include two treatment groups - one group will receive the FMX101 4% concentration, and the other group will only receive the foam vehicle.

We recently held an End-of-Phase II meeting with the FDA to review the clinical development plan for FMX101. We are implementing comments from the FDA regarding overall study design, primary efficacy endpoint, and safety assessments for the Phase III program. We intend to conduct our Phase III clinical trials in the second quarter of 2016.

FMX102 for Treatment of Impetigo

FMX102 is a formulation of our minocycline foam currently being developed for the treatment of impetigo.

We conducted a randomized, double-blind Phase II clinical trial in Israel over seven days with 32 pediatric patients ages two to 15 with at least two impetigo lesions. Of these patients, 32% were diagnosed with MRSA infection. The patients were randomly divided into two groups of 16 patients each, with one group receiving a 1% concentration of our minocycline foam and the other group receiving a 4% concentration of our minocycline foam, applied to each patient twice a day.  No vehicle-only control was used, as ethical guidelines for pediatric trials in Israel do not permit the use of control groups.

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

The trial was completed in 2012 and showed that approximately 80% of the patients in both groups met the clinical success criteria after three days of treatment. Clinical response at the end of the treatment (on day 7) was 92% for the 1% dosage and 100% for the 4% dosage, and all patients (100%) showed success by the fourteenth day of the trial. In a post-hoc analysis of the clinical trial results, eleven of the patients in this trial were also diagnosed with Methicillin-resistant Staphylococcus aureus (MRSA). Bacteriological success was reached in all 11 patients by the end of the trial and no presence of MRSA was detected.  The safety and tolerability profile of the drug was favorable, and no drug-related side effects were reported during the trial.

In October 2015, we held a Pre-IND meeting with the FDA, to seek guidance with regards to the preclinical and clinical activities that are required to advance the development program of FMX102. The FDA requested that we conduct a photo-safety study prior to further evaluation of our clinical development plan. We plan to commence this photo-safety study in 2016.  Upon completion of this study, we intend to conduct an End-of-Phase II meeting with the FDA to review the results of the study as well as our overall plans for the advancement of our clinical program for FMX102, including a proposed Phase III clinical trial.

FMX103 for Rosacea

Based on our clinical data for acne and the similarities between rosacea lesions and inflammatory acne lesions, we are developing FMX103, a version of our minocycline foam FMX101, for the treatment of rosacea. This chronic skin disorder, characterized by facial redness and inflammatory lesions, afflicts about 14 million people in the U.S. alone.

We believe that our FMX103 product candidate for this indication can offer a significant advantage over other currently available products. We commenced a Phase II clinical trial with FMX103 for moderate-to severe rosacea in the fourth quarter of 2015 and we except to complete this trial in 2016. We further plan to support and expedite the filing of an NDA for FMX103 under the FDA’s 505(b)(2) regulatory pathway.

FDX104 for Chemotherapy-Induced Rashes

FDX104 is a topical foam formulation of the antibiotic doxycycline for the treatment of severe acne-like rashes induced by chemotherapy. Between 45% and 95% of patients taking epidermal growth-factor receptor inhibitors (EGRFI), such as cetuximab (Erbitux®, Eli Lilly), panitumumab (Vectibix®, Amgen) and erlotinib (Tarceva®, Genentech), are affected by these severe acne-like rashes, which typically occur in cosmetically sensitive areas such as the face and upper trunk. These symptoms can lead to patients modifying their dosage of EGFRI drugs and potentially stop treatment altogether. While there are no approved drugs for treatment of these rashes, oral doxycycline and minocycline are often used to treat these conditions, but they have significant shortcomings, including systemic side effects such as diarrhea, nausea and skin redness.

In the third quarter of 2015, we completed a Phase II clinical trial for FDX104 on patients with metastatic colon cancer who were treated with cetuximab or panitumumab. The results showed a statistically significant effect of FDX104 in reducing the severity of the rash.

Twenty-four patients were enrolled and received study drug in a multicenter, randomized, double-blind, placebo-controlled trial, to evaluate the safety and efficacy of FDX104.  Each patient acted as his or her own control by treating one side of the face with FDX104 and the other side with the matching foam vehicle (Placebo) in a blinded and randomized manner. Photographs of the face were taken at each study visit and were used for the grading of rash severity in a blinded manner by an independent dermatologist at the end of the study (General Rash Severity Score, GSS). Rash severity was also performed at each visit by the investigator (modified MASCC EGFR Inhibitor Papulopustular Eruption Grading Scale, MESTT).  The GSS ratings of rash severity were:  None = 0, Mild = 1, Moderate = 2 and Severe = 3. The key findings were:

•	In the entire study population (N = 24) the severity of rash on the FDX104 treatment side of the face was overall better than in the Placebo-treated side.

•	The mean Maximal rash severity (N = 24) was 1.33 and 1.71 in the FDX104-treated and placebo-treated sides respectively.

•
9 of the 24 patients in the study (37.5%) developed severe (Grade 3) rash during the study on the placebo-treated side, while only 4 of the 24 patients in the study (16.7%) developed severe rash on the FDX104-treated side.

Comparison of the two treatments on the prevention of severe rash reached statistical significance (p<0.05, Wilcoxon Signed-Rank test).

MESTT-based analyses had similar but non-statistically significant results

FDX104 was well-tolerated during the study.  No drug-related systemic adverse events were recorded. Local reactions were noted in 6 patients, all were mild and 5 were resolved before the end of the study.

Based on the results of the FDX104 Phase II clinical trial, we are evaluating various clinical development options, as well as the potential market opportunity for this product.

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

Our most important patents are several U.S. patents relating to our lead product candidates, FMX101, FMX102, FMX103 and FDX104, which are expected to remain in effect until 2030. These patents relate to a composition of matter comprising a claim to a formulation of a tetracycline antibiotic, which can include minocycline or doxycycline and therefore may be less protective than patents that claim a new drug. We also have patent applications claiming compositions of matter, which relate to FMX101, FMX102, FMX103 and FDX104, pending in each of the following international markets: Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico.

Our other patents granted in the U.S. have claims relating to certain formulations of our foam platforms and other technology, including emulsion foams, hydrophobic foams, hydroalcoholic and aqueous foams.

As of January 1, 2016, we had a patent portfolio of 138 granted patents in certain countries worldwide, including 45 granted patents in the U.S. Additionally, as of January 1, 2016, we had over 80 pending patent applications worldwide, of which over 40 are pending in the U.S., describing and claiming our various foam based platforms and other technology. Our other pending applications relate to various foam platforms such as emulsion foam, hydrophobic foam, hydro-alcoholic foam and water-free foams, as well as specialty foams (such as potent solvent foams) and our recently-developed ‘metered dose dispenser’ for controllable dosing.

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

For example, we became aware at the end of 2014 that an active pharmaceutical ingredient and drug product intermediate manufacturer, Hovione, has submitted an IND for Phase I and II clinical trials of a new topical gel suspension containing minocycline for the treatment of inflammatory skin disease, including acne and rosacea. Additionally, during the fourth quarter of 2015 we became aware that another company, BioPharmX Corporation (NYSE MKT: BPMX), is developing a topical hydrophilic gel containing minocycline for treatment of acne, known as BPX-01, for which BioPharmX has announced early positive pre-clinical data. If ultimately approved and launched in the US, these products would become direct competitors to FMX101 and FMX103, if commercialized.

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

FDX104, our product candidate for the treatment of acne-like rashes induced by chemotherapy that are common among cancer patients treated with EGFRI drugs, may become eligible for orphan drug status. In the U.S., a sponsor that develops an orphan drug has marketing exclusivity for seven years post-approval by the FDA. The exclusive marketing rights are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent standard of care. Once the market exclusivity for our orphan indication (if granted) expires, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of FMX101, in addition to the costs required to obtain the FDA approvals. Additionally, FMX101 may not be considered medically necessary or cost-effective. A payer's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third-party payers and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

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

•
the federal transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers.

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

We are also evaluating the optimal price range for FMX101, that will reflect their benefits relative to alternative treatments while remaining affordable to potential customers and reimbursable by governments and third-party payers.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in thousands of US$)
Revenues	$849	$5,414	$1,404
Cost of revenues(1)	70	527	453
Gross profit	779	4,887	951
Operating expenses
Research and development(1)	10,680	3,557	1,086
Selling, general and administrative(1)	7,029	2,964	1,221
Total operating expenses	17,709	6,521	2,307
Operating loss	16,930	1,634	1,356
Finance expenses (income), net	(452)	9,844	1,075
Income tax	39	6	-
Net loss	$16,517	$11,484	$2,431

(1)	Includes share-based compensation expenses as follows:

	Year ended December 31,
	2015	2014	2013
	(in thousands of US$)
Cost of revenues	$2	$15	$16
Research and development	588	80	59
Selling, general and administrative	1,187	102	430
Total share-based compensation	$1,777	$197	$505

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

As of September 2015, we are entitled to receive royalty payments with respect to Finacea®, a prescription foam product that we developed in collaboration with Bayer. As of December 31, 2015 Foamix was entitled to a royalty payment in an amount of $253,000.

As of December 31, 2015, we had generated cumulative revenues of approximately $18.9 million under development and license agreements, of which approximately $18.1 million were development service payments, approximately $600,000 were contingent payments and $253,000 were royalty payments. Our total revenues for the years ended December 31, 2015, 2014 and 2013 were $849,000, $5.4 million and $1.4 million, respectively. We may become entitled to additional contingent payments, subject to achievement of the applicable clinical results by our licensees. In light of the current phase of development under these agreements, we do not expect to receive significant payments in the near term, if at all. We are also entitled to additional royalties from net sales or net profits generated by other products to be developed under these agreements, if they are successfully commercialized. In those development and license agreements in which royalties are based on net sales, their rate ranges from 3% to 8.5%, and in the agreement in which royalties are based on net profits, their rate is 6%.

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

Our total cost of revenues for the twelve months ended December 31, 2015, 2014 and 2013 were $70,000, $527,000 and $453,000, respectively. We do not expect substantial changes in cost of revenue unless and until we obtain regulatory approval for our lead product candidates and begin serial production of such products, whether internally or through third party manufacturers, at which point we expect our cost of revenues to grow along with the growth of our sales and inventory needs.

Cost of revenues as a percentage of revenues for the twelve months ended December 31, 2015, 2014 and 2013 were 8.2%, 9.7%, and 32.3%, respectively. The decrease in cost of revenues is primarily due to decrease in the amount of new development projects.

Operating Expenses

Research and development expenses

Research and development activities are, and will continue to be, central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as our pipeline products progress into clinical trials. However, we do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

Our research and development expenses relate primarily to the development of FMX101. From 2007 until December 31, 2015, we cumulatively spent approximately $21.2 million on research and development of FMX101 and our other product candidates. Our total research and development expenses for the years ended December 31, 2015, 2014 and 2013 were approximately $10.7, $3.6 and $1.1 million, respectively. We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in the near term due to the anticipated entry into Phase III of FMX 101 and the advancement of the clinical trial of FMX103.

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

As part of our growth strategy, we have begun building up our dedicated U.S. marketing and business development team and infrastructure, and we intend to further increase such U.S. infrastructure, as well as expand our marketing effort to new markets. We therefore expect selling and marketing expenses to increase in absolute terms and as a percentage of our revenues. Our total selling, general and administrative expenses for the years ended December 31, 2015, 2014 and 2013 were approximately $7.0, $3.0 and $1.2 million, respectively.

Financial Income

Financial income consists primarily of gains from interest earned from our bank deposits and financial income on marketable securities.

Taxes on Income

During 2014 and 2015 the standard corporate tax rate in Israel was 26.5% and during 2013 it was 25%. Subsequent to balance sheet date, the government of Israel approved the reduction of corporate tax back to 25% starting 2016 and thereafter.

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $30.7 million as of December 31, 2015. We anticipate that we will be able to carry forward these tax losses to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. We provided a full valuation allowance with respect to the deferred tax assets related to these carry forward losses.

During 2015, we incurred a tax expense of $39 in our US subsidiary, Foamix Pharmaceuticals Inc.

Comparison of the Year ended December 31, 2015 to the Year Ended December 31, 2014

Revenues

Our total revenues decreased by $4.6 million, or 84%, from $5.4 million in the year ended December 31, 2014 to $849,000 in the year ended December 31, 2015. The reduction is mainly due to completion of certain development projects for our licensees that generated development fees during 2014, and resulted in products that are now in clinical trial phases or began commercialization at the end of 2015, and thus did not generate substantial fees during 2015.

Cost of revenues

Our cost of revenues for each of the years ended December 31, 2015 and 2014 consisted of the following items:

	Year ended December 31,
	2015	2014
Cost of revenues	(in thousands of US$)
Payroll and related expenses	$27	$385
Testing, professional and laboratory services	4	72
Rent and office maintenance	31	37
Other	8	33
Total	$70	$527

Our cost of revenues for the years ended December 31, 2015 and 2014 were $70,000 and $527,000, respectively. The $457,000 decrease in cost of revenues resulted primarily from a decrease in the development projects. Cost of revenues as a percentage of revenues for the years ended December 31, 2015 and 2014 was 8.2% and 9.7%, respectively. The decrease in the cost of revenues as a percentage of revenues was primarily due to the royalty payments received in 2015, to which no cost of revenue is related.

Research and development expenses

Our research and development expenses for the year ended December 31, 2015 were $10.7 million, representing an increase of $7.1 million, or 200%, compared to $3.6 million for the year ended December 31, 2014. The increase in research and development expenses resulted primarily from an increase of $4.0 million in costs relating to the preparation and ongoing FMX101 and FMX103 clinical trials and expenses with respect to the FDX104 clinical trial; an increase of $649,000 in advisory and consulting expenses; and an increase of $2.3 million in payroll and related expenses due to an increase in the number of research and development employees.

Selling, general and administrative expenses
Our general and administrative expenses for the year ended December 31, 2015 were $7 million, representing an increase of $4 million, or 137%, compared to $3.0 million for the year ended December 31, 2014. The increase in selling, general and administrative expenses resulted primarily from an increase of $2.2 million in payroll and related expenses due to an increase in the number of employees, an increase of $196,000 in investor relations expenses; an increase of $529,000 in expenses related to directors’ compensation; an increase of $255,000 in rent and office maintenance; and an increase of $195,000 in expenses related to advisors and other professional fees.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2015, was $16.9 million, as compared to an operating loss of $1.6 million for the year ended December 31, 2014, an increase of $15.3 million, or 936%.

Finance expenses (income)

In the year ended December 31, 2015, our financial income included mostly gains from marketable securities and interest earned on our bank deposits. In the year ended December 31, 2014 our expenses included primarily non cash finance expenses on convertible loans and warrants, converted into shares during the year.

The finance expenses (income) by cash and non-cash components are as follows:

	Year ended December 31,
	2015	2014
	(in thousands of US$)
Non-cash—finance expenses on convertible loans and warrants	$-	$9,915
Other expenses	23	15
Total expenses	23	9,930
Less:
Interest on bank deposits	(289)	(28)
Gain from marketable securities, net	(180)	(11)
Non-cash foreign exchange profit, net	(6)	(47)
Finance expenses (income), net	$(452)	$9,844

Taxes on income

During 2014 and 2015, we have not generated taxable income in Israel. However, during 2015 we incurred a tax expense in the amount of $39 in our US subsidiary, Foamix Pharmaceuticals, Inc. We do not foresee any material tax liabilities, in Israel or the US, in the near future.

Net Loss

As a result of the foregoing our loss for the year ended December 31, 2015 was $16.5 million, compared to $11.5 million for the year ended December 31, 2014, an increase of $5 million, or 44%.

Comparison of the Year ended December 31, 2014 to the Year Ended December 31, 2013

Revenues

Our total revenues increased by $4.0 million, or 285.7%, from $1.4 million in the year ended December 31, 2013, to $5.4 million in the year ended December 31, 2014, due to an increase in fees paid to us by our licensees under our development and license agreements.

Cost of revenues

Our cost of revenues for each of the years ended December 31, 2014 and 2013 consisted of the following items:

	Year ended December 31,
	2014	2013
Cost of revenues	(In thousands $)
Payroll and related expenses	$385	$300
Testing, professional and laboratory services	72	57
Rent and office maintenance	37	43
Other	33	53
Total	$527	$453

Our cost of revenues for the years ended December 31, 2014 and 2013 were $527,000 and $453,000, respectively. The $74,000 increase in cost of revenues resulted primarily from the increase is salary and related expenses. Cost of revenues as a percentage of revenues for the years ended December 31, 2014 and 2013 were 9.7% and 32.3%, respectively. The decrease in cost of revenues as a percentage of revenues resulted primarily from the increase in revenues.

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

Finance expenses

Finance expenses, net, includes cash and non-cash components. The cash component of finance expenses, net, consists of bank fees and realized gain or loss on marketable securities. The non-cash components of our finance expenses, net, consist of (i) finance expenses on convertible loans and warrants, (ii) linkage of the BIRD foundation loan to the U.S. CPI, and (iii) gain or loss from foreign currency exchange differentials. Our finance expenses by cash and non-cash components are as follows:

	Year ended December 31,
	2014	2013
	(in thousands)
Non-cash—finance expenses on convertible loans and warrants	$9,915	$1,117
Other expenses	15	2
Non-cash foreign exchange loss, net	-	25
Total expenses	9,930	1,144
Less:
Changes in fair value of marketable securities, net	-	(69)
Gain from sale of marketable securities	(11)	-
Other income	(28)	-
Non-cash foreign exchange profit, net	(47)	-
Finance expenses, net	$9,844	$1,075

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

Liquidity

Since our inception, we have incurred losses from operations and negative cash flows from our operations. For the twelve months ended December 31, 2015, we incurred a net loss of $16.5 million, which included $12.5 million used for operating activity. For the year ended December 31, 2014 we incurred a net loss of $11.5 million, which included non-cash financial expenses of $9.9 million on our warrants convertible loans, and $714,000 used in our operating activities. As of December 31, 2015 and December 31, 2014, we had a working capital surplus of $53.1 million and $48.8 million, respectively, and an accumulated deficit of $46.2 million and $29.7 million, respectively. Our principal source of liquidity as of December 31, 2015 consisted of cash, cash equivalents, bank deposits and marketable securities of $103.8 million.

In the second quarter of 2014, we completed a private placement of preferred A shares and warrants with a group of new investors and several of our existing shareholders in two phases, on May 13, 2014 and June 3, 2014, raising a total of $8.2 million, net of issuance costs, in consideration of 1,036,431 preferred shares and 1,061,469 warrants to purchase preferred shares.

In September 2014 we completed our initial public offering in which we sold 6,700,000 ordinary shares for $6.00 per share raising total net proceeds, after expenses, of approximately $35.7 million. In October 2014 the underwriters exercised their option to purchase an additional 968,200 ordinary shares at a price of $6.00 per share. The proceeds from the exercise of the option, net of underwriters’ commission, were approximately $5.4 million, bringing the total net proceeds from the initial public offering, after expenses, to approximately $41.1 million.

In April 2015 we completed a follow-on offering in which we sold 7,419,353 ordinary shares, including the exercise of  underwrites option, for $9.30 per share, raising total net proceeds, after expenses, of approximately $64.2 million.

On October 21, 2015 we have filed with the Securities and Exchange Commission a “shelf” registration statement on a Form F-3 for the registration of our ordinary shares that we may, from time to time, offer and sell in one or more offerings with an aggregate offering price of up to $150 million.

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

Capital resources

Overview

To date, we have financed our operations through private placements of equity securities, public offerings of our ordinary shares, convertible loans and through fees and cost reimbursements received from our licensees.

From inception through December 31, 2015, we have received net cash proceeds of approximately $132 million from the sale of ordinary shares, preferred shares and warrants and from convertible loans.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in thousands of US$)
Net cash used in:
Operating activities	$(12,498)	$(714)
Investing activities	(78,516)	(7,349)
Financing activities	$66,801	$49,339

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items mainly include depreciation and amortization, finance expenses on convertible loans and warrants and share-based compensation.

Net cash used in operating activities was $12.5 million in the twelve months ended December 31, 2015, compared to $714,000 of net cash used in operating activities in the twelve months ended December 31, 2014. The change was attributable primarily to the increase in company activity mostly related to clinical trials and to an increase in the payroll.

Net cash used in investing activities

The use of cash in investing activities has been primarily related to purchase of marketable securities. Net cash used in investing activities was $78.5 million in the twelve months ended December 31, 2015, compared to $7.3 million in the twelve months ended December 31, 2014. The increase was attributable primarily to investment of the cash, we have raised in our 2015 follow-on offering, in bank deposits and marketable securities.

Net cash provided by financing activities

Net cash provided by financing activities was $66.8 million in the twelve months ended December 31, 2015, an increase of $17.5 million from $49.3 million in the twelve months ended December 31, 2014. The increase was attributable primarily to our follow-on offering in April 2015 and the exercise of warrants and options.

Cash and funding sources

The table below summarizes our main sources of financing for the years ended December 31, 2015 and 2014:

	Proceeds from our public offerings(1)	Proceeds from issuance of ordinary shares(1)		Payments from licensees	Total
	(in thousands of US$)
Year ended December 31, 2015	$64,202	$2,629		$1,063	$67,894
Year ended December 31, 2014	$41,092	$8,157	(2)	$4,052	$53,301

(1)	Net of issuance costs.

(2)	Issuance of preferred shares converted to ordinary shares.

Our sources of financing in the year ended December 31, 2015 totaled $67.9 million and consisted primarily of $64.2 million proceeds from our follow-on public offering.

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

Our capital expenditures for 2015, 2014 and 2013 amounted to $500,000, $219,000, and $1,000, respectively. These expenditures were primarily for the purchase or lease of laboratory equipment, computers, software and leasehold improvements.

5.C.	Research and development, patents and licenses, etc.

See “Item 4.B. Business Overview—Who we are—Development and license agreements” and “Item 4.B. Business Overview—Who we are— Intellectual Property.”

5.D.	Trend information.

We are currently in the development stage and we expect to remain in that stage for the upcoming year, and therefore trends relating to production, sales, inventory, backlog and selling prices are not applicable.

5.E.	Off-Balance Sheet Arrangements

We currently do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

5.F	Contractual Obligations

Our significant non-cancelable contractual obligations as of December 31, 2015 are summarized in the following table.

Payments due by period
less than 1 year
(in thousands of US$)
Operating lease obligations(1)	$191
Bank borrowings(2)	$31

(1)	Operating lease obligations consist of lease of the Company’s facilities.

(2)	Current maturities of long term bank borrowings

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

The following table sets forth information relating to our executive officers and directors as of December 31, 2015. Unless otherwise stated, the address for our directors and executive officers is c/o Foamix Pharmaceuticals Ltd., 2 Holzman St., Weizmann Science Park, Rehovot 76704, Israel.

Name	Age	Position
Executive Officers
Dov Tamarkin, Ph.D.	60	Chief Executive Officer and Director
Meir Eini	61	Chief Innovation Officer and Chairman of the Board of Directors
David Domzalski	49	President, Foamix Pharmaceuticals Inc. (U.S. Subsidiary)
Ilan Hadar	46	Chief Financial Officer
Yohan Hazot	33	Chief Technology Officer
David Schuz	61	Executive Vice President, Intellectual Property
Mitchell Shirvan	62	Senior Vice President, Research and Development
Alvin Howard	61	Vice President, Regulatory Affairs (U.S. Subsidiary)
Herman Ellman, M.D.	68	Vice President, Clinical Development (U.S. Subsidiary)
Non-Employee Directors
Stanley Hirsch, D.Phil.	57	Director
Rex Bright	75	External director
Darrell Rigel, M.D.	65	External director
Stanley Stern	58	External director
Anna Kazanchyan, Ph.D.	48	Director
Aaron Schwartz, Ph.D.	74	Director

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

Meir Eini has served as our Chairman of the Board and Chief Operations Officer since January 2003. In 2014, Mr. Eini was appointed as the Company’s Chief Innovation Officer. Mr. Eini has 26 years of experience in healthcare and marketing and is an experienced entrepreneur. Between 2000 and 2003, Mr. Eini founded and served as the Chief Executive Officer of Flexiprobe Ltd., the developer of a medical device for women's health. Prior to that, Mr. Eini was the Founder and President of Clilco Ltd., a company engaged in the development and commercialization of non-prescription pharmaceuticals, and was the Founder of Thixo Ltd., an oilgel food technology company.

David Domzalski serves as the President of our U.S. subsidiary, Foamix Pharmaceuticals Inc., and has been with us since April 2014. Mr. Domzalski has 23 years of industrial experience, previously holding positions as Vice President Sales and Marketing at LEO Pharma Inc. from 2009 to 2013, Senior Vice President and General Manager at Azur Pharma from 2008 to 2009, and Vice President Sales and Marketing at Warner Chilcott from 2003 to 2008. Mr. Domzalski holds a B.A. in economics and political science from Muhlenberg College, Allentown, Pennsylvania.

Ilan Hadar has served as our Chief Financial Officer since February 2014. Mr. Hadar has extensive experience in executive financial positions, previously holding positions as Finance Director of the Israeli subsidiary of Pfizer from 2011 to 2013, as Finance Manager, Accounting and Reporting at the Israeli subsidiary of HP from 2007 to 2011, and prior to that as Finance Director of the Israeli subsidiary of BAE Systems. Mr. Hadar holds a B.A. in business administration and economics and an MBA from The Hebrew University of Jerusalem.

Yohan Hazot has served as our Chief Technology Officer since December 2014. Mr. Hazot has been with the Company since April 2007, and has held several positions in the field of drug development and intellectual property, with his previous position being a Director of Pharmaceutical Development. Mr. Hazot holds an MSc in Biochemistry & Biotechnology from the National Institute of Applied Sciences, Lyon, France and is the inventor of several patents in the field of Pharmaceutical Chemistry.

David Schuz has served as our Executive Vice President since 2010 and as our Senior Vice President, for intellectual property since 2006. Mr. Schuz has 21 years of experience in the field of intellectual property in relation to the pharmaceuticals and biotechnology industries, previously holding various intellectual property and legal positions at Biotechnology General Israel Ltd. and Savient Pharmaceuticals, Inc. between 1996 and 2006, including Vice President from 2003. Mr. Schuz holds an LL.M. from the London School Economics; a Certificate in Patent Law, Queen Mary London University; an M. Phil. (Biochemistry), and a Diploma of Pharmacology, both from Cambridge University; and a B.Sc. Hons. (Chemistry) from Manchester University.

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

Aaron Schwartz, Ph.D., has served as our director since May, 2015. Dr. Schwartz served in a number of positions at Teva Pharmaceutical Industries Ltd. from 1975 through 2011. After serving 7 years as the head of the pharmaceutical division of Teva in Israel, Dr. Schwartz created the Copaxone division of Teva in 1992 and led it for 9 years. His most recent position was Vice President, Head of Teva Innovative Ventures - TIV, which he held from 2008 to 2011. Dr. Schwartz is currently chairman of the board for several life science companies. Dr. Schwartz received a Ph.D. in organic chemistry from the Weizmann Institute, an M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. He recently received a second Ph.D. from the Hebrew University of Jerusalem in history and philosophy of science.

Stanley Hirsch, D.Phil., has served as our director since February 2005. Dr. Hirsch has 29 years of experience in executive positions, including director of business development for a privately held group of healthcare companies. He has also served as general manager of two diagnostics development companies. Dr. Hirsch has been CEO at FuturaGene Ltd., and its predecessor company CBD Technologies Ltd., since 1989, and has also held the position of General Manager of Portman Pharmaceutical Industries. Since the acquisition of FuturaGene Plc by Suzano Pulp and Paper, a major Brazilian industrial public corporation in July 2010, he also holds the equivalent position of a vice president at Suzano, reporting to the CEO at Suzano. Dr. Hirsch holds a D. Phil in Cell Biology and Immunology from Oxford University, England.

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

Darrell Rigel, M.D., has served as our director since our initial public offering that was completed in September 2014. Dr. Rigel is a Clinical Professor of Dermatology at the New York University Medical School, an Adjunct Clinical Professor of Dermatology at the Mount Sinai School of Medicine, as well as being an Attending at the Tisch and Bellevue Hospitals in New York. Dr. Rigel holds an SB in Management Information Sciences and an SM in Management Information Science from the Massachusetts Institute of Technology and an M.D. from the George Washington University School of Medicine.

Stanley Stern has served as our director since our initial public offering that was completed in September 2014. Mr. Stern has 31 years of experience as an investment banker, working primarily for Oppenheimer & Co, in a number of positions including head of investment banking. He also worked for STI Ventures, Salomon Brothers and C.E. Unterberg. In 2013, Mr. Stern founded Alnitak Capital Partners which provides strategic advice and conducts merchant banking activities. Mr. Stern holds a B.A. in Economics and Accounting from City University of New York, Queens College, and an M.B.A. from Harvard University. He currently serves as chairman of Audiocodes (AUDC) and Sodastream (SODA) and also serves a as director of Ormat Technologies and Ekso Bionics. He previously served as a director of Given Imaging and Fundtech.

Observer to the Board of Directors

Chaim Chizic, who served as a director of the Company until June 2015, currently serves as a non-voting observer to our board of director. In such capacity Mr. Chizic may attend meetings of the board and is entitled to receive all notices and other correspondence and communications sent by us to members of our board of directors. In addition, he receives compensation equal to the compensation we pay our directors.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

6.B.	Compensation

Compensation of Executive Officers and Directors

The following table summarized the compensation awarded to, earned by, or paid to each of our five most highly compensated directors and executive officers during the twelve months ended on December 31, 2015 (in U.S. dollars):

Name	Position	Salary(1)	Bonus(2)	Value of Equity Awards Granted(3)	Other Compensation (4)	Total
Dr. Dov Tamarkin	CEO	$305,883	$285,180	$169,647	$182,234	$942,894
Meir Eini	Chief Innovation Officer and Chairman	297,333	178,050	184,343	160,259	819,985
David Domzalski	President of Foamix U.S.	342,500	127,500	220,268	9,506	699,774
Alvin Howard	Vice President of Regulatory Affairs U.S.	296,163	84,632	132,152	8,013	520,960
Ilan Hadar	CFO	$175,052	$69,537	$102,864	$63,470	$410,923

(1)	Salary paid in Israeli Shekels is shown in the table in U.S. dollars based on the actual exchange rate as of the date of payment.

(2)	Bonus paid in Israeli Shekels is shown in the table in U.S. dollars based on the exchange rate as of December 31, 2015, which was 3.902.

(3)
The value of options and RSUs shown in this column is the expense recorded in our financial statements for the period ended December 31, 2015, with respect to all options and RSUs granted to such executive officer during (or in respect of) the year 2015.

(4)	The amounts reported in the All Other Compensation consist of social benefits, medical coverage expenses and car allowance.

The aggregate compensation paid and equity-based compensation and other payments expensed by us to all of our directors and executive officers with respect to the year ended December 31, 2015 was $5.2 million. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

As of December 31, 2015, options and RSUs for a total of 1,617,376 ordinary shares granted to our directors and executive officers were outstanding under our 2009 and 2015 Plans. The weighted average exercise price of options as of December 31, 2015 was $5.32 per share.

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
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above); or

iii.	the external director has offered his own candidacy, and the special majority requirements set forth in clause (i) above have been satisfied.

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

Our audit committee consists of Stanley Stern (Chairman), Rex Bright and Darrell Rigel. Each of the members of our audit committee is eligible to be classed as an independent director in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules.

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

ii.
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Israeli Companies Law) (see our Registration Statement on Form F-1 as filed under the Securities Act with the SEC on August 13, 2014, under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”);

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

Our audit committee may not approve any actions requiring its approval (see our Registration Statement on Form F-1 as filed under the Securities Act with the SEC on August 13, 2014, under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors including at least one external director.

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

Compensation Committee and Compensation Policy

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. An amendment to the Israeli Companies Law from February 2016 permits, under certain circumstances, that the Audit Committee shall also serve as the Compensation Committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed the amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

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

Our compensation committee, board of directors and shareholders approved our compensation policy.

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

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

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

As of December 31, 2015, we had 47 employees, 43 are based in Israel and 4 are based in the U.S. The distribution of our full-time employees according to main areas of activity is set forth in the following table:

Employees
Area of Activity:
Research and development	31
Selling, general and administrative	16
Total	47

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

The following table provides information with respect to our securities beneficially owned by our directors and executive officers who hold more than 1% of our outstanding shares, as of December 31, 2015:

Name	Type of Security	Number of Securities	Options/ Warrants Exercise Price ($)	Options/ Warrants Expiration Date	Percent of Shares Outstanding
Dr. Dov Tamarkin(1)	Shares	2,941,689	-	-	9.7%
	Warrants	2,094	$5.04	April 9, 2018
	Options	8,000	5.88	December 29, 2024
	Options	11,250	6.77	December 28, 2024
	RSUs	4,500	-	-
Meir Eini(2)	Shares	2,987,781	-	-	9.9%
	Warrants	20,860	$5.04	April 9, 2018
	Options	16,000	5.88	December 29, 2024
	Options	9,000	6.77	December 28, 2024
	RSUs	4,500	-	-

(1)
Dr. Dov Tamarkin (“Tamarkin”), our co-founder, Chief Executive Officer and director owns our securities indirectly through Tamarkin Medical Innovations, Ltd. an Israeli company owned and controlled by Tamarkin. 938,971 of the ordinary shares owned by Tamarkin Medical Innovations, Ltd. are pledged in favor of an unrelated third party as security for a margin account established by Tamarkin Medical Innovations, Ltd. with such an unrelated third party.

(2)
Meir Eini (“Eini”), our co-founder, Chief Innovative Officer and Chairman of the Board of Directors owns our securities indirectly through Meir Eini Holdings Ltd., an Israeli company owned and controlled by Eini. 938,971 of the ordinary shares owned by Meir Eini Holdings Ltd. are pledged in favor of an unrelated third party as security for a margin account established by Meir Eini Holdings Ltd. with such an unrelated third party.

Other directors and officers beneficially own securities that represent less than 1% of our share capital.

2009 Israeli Share Option Plan

In July 2009, we adopted our 2009 Israeli Share Option Plan, or the 2009 Plan. The 2009 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, consultants and service providers, among others.

The 2009 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise or purchase prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2009 Plan. The 2009 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. Any options that expire or are canceled for any reason prior to their exercise or relinquishment in full may once again be granted pursuant to options under the 2009 Plan. If our outstanding shares are changed or exchanged at any time by declaration of a share dividend, share split, combination or exchange of shares, recapitalization or any similar event, then the number, class and kind of shares subject to the 2009 Plan, the options granted under the 2009 Plan and the applicable exercise prices will be proportionally adjusted.

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

Options granted under the 2009 Plan are subject to vesting schedules and vest over a four-year period commencing on the date of grant, such that 20% of the granted options are fully vested as of the date of the grant and thereafter 5% of the granted options vest upon the lapse of each three-month period. Options generally expire 10 years from approval of their approval.  Under the 2009 Plan, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of 12 months after the date of termination. If a grantee’s employment or service is terminated for cause, as defined in the 2009 Plan, all of the grantee’s vested and unvested options expire or forfeited on the date of termination. If a grantee’s employment or service is terminated without cause, the grantee may exercise his or her vested options within 90 days after the date of termination. Any expired, forfeited or unvested options are returned to the pool for reissuance.

The 2009 Plan provides that in the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our assets, the unexercised options outstanding may be assumed, or substituted for an appropriate number of shares of each class of shares or other securities as were distributed to our shareholders in connection with such transaction and the exercise price will be appropriately adjusted. If not so assumed or substituted, all non-vested and non-exercised options will expire upon the closing of the transaction. Our board of directors or its designated committee, as applicable, may provide in the option agreement that if the acquirer does not agree to assume or substitute the options, vesting of the options shall be accelerated so that any unvested option or any portion thereof will vest generally 10 days prior to the closing of the transaction. In the event that such consideration received in the transaction is not solely in the form of ordinary shares of another company, the board of directors or the designated committee, as applicable, may, with the approval of the acquirer, provide that in lieu of the assumption or substitution of the options, the options  will be substituted by another type of asset or property, including cash. If we are voluntarily liquidated or dissolved, option holders will have 10 days to exercise any then-vested options upon receiving notification from us of the liquidation or dissolution.

The board may amend, alter, suspend or terminate the 2009 Plan at any time. However no amendment, alteration, suspension or termination may impair the rights of any option holder under the 2009 Plan unless agreed upon in writing by us and the affected option holder.

Since the adoption of the 2015 Plan (see below), the Company stopped granting options under the 2009 Plan.

2015 Israeli Share Incentive Plan

In May 2015, we adopted our 2015 Israeli Share Incentive Plan, or the 2015 Plan. The 2015 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, consultants and service providers, among others. As of the adoption of the 2015 Plan, all new grants of options and RSUs are made pursuant to the 2015 Plan.

The 2015 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli or US law (as applicable), the grantees of options or RSUs (collectively – Awards), the terms of the Awards including exercise prices (with regard to options), vesting schedules, acceleration of vesting, the type of Award and the other matters necessary or desirable for, or incidental to the administration of the 2015 Plan.  The 2015 Plan also authorizes our board of directors or a committee designated by our board of directors to allow net exercise of options. The 2015 Plan provides for the issuance of Awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance. Any Awards that expire or are canceled for any reason prior to their exercise or relinquishment in full may once again be granted under the 2015 Plan. If our outstanding shares are changed or exchanged at any time by declaration of a share dividend, share split, combination or exchange of shares, recapitalization or any similar event, then the number, class and kind of shares subject to the 2015 Plan, the Awards granted under the 2015 Plan and the applicable exercise prices will be proportionally adjusted.

The 2015 Plan provides that Awards granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents may qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders (if any) may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Awards granted under the 2015 Plan are subject to vesting schedules and generally expire 10 years from approval of the Award. The vesting periods or vesting conditions (e.g. performance-based vesting) may be set by our board of directors or a committee designated by our board of directors.  Under the 2015 Plan, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of 12 months after the date of termination. If a grantee’s employment or service is terminated for cause, as defined in the 2015 Plan, all of the grantee’s vested and unvested Awards expire on the date of termination. If a grantee’s employment or service is terminated without cause, the grantee may exercise his or her vested Awards within 90 days after the date of termination. Any expired or unvested Awards are returned to the pool for reissuance.

The 2015 Plan provides that in the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our assets, the unexercised Awards outstanding may be assumed, or substituted for an appropriate number of shares of each class of shares or other securities as were distributed to our shareholders in connection with such transaction and the exercise price will be appropriately adjusted. If not so assumed or substituted, all non-vested and non-exercised Awards will expire upon the closing of the transaction. Our board of directors or its designated committee, as applicable, may provide in the Award agreement that if the acquirer does not agree to assume or substitute the options, vesting of any or all of such Awards shall be accelerated so that any unvested Award or any portion thereof will vest generally 10 days prior to the closing of the transaction. In the event that such consideration received in the transaction is not solely in the form of ordinary shares of another company, the board of directors or the designated committee, as applicable, may, with the approval of the acquirer, provide that in lieu of the assumption or substitution of the Awards, the Awards will be substituted by another type of asset or property, including cash. If we are voluntarily liquidated or dissolved, Award holders will have 10 days to exercise any then-vested Awards upon receiving notification from us of the liquidation or dissolution.

The board may amend, alter, suspend or terminate the 2015 Plan at any time. However no amendment, alteration, suspension or termination may impair the rights of any option holder under the 2015 Plan unless agreed upon in writing by us and the affected option holder.

As of December 31, 2015, there were 249,850 RSUs and 1,875,101 options outstanding under the 2009 and 2015 Plans. The weighted average exercise price of these options was $5.24. Out of granted awards, 50,000 RSUs and 179,525 options were exercised. As of December 31, 2015, 1,579,343 Awards remain available for grant under the 2015 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders

The following table sets forth information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our ordinary shares and of our directors and officers as of December 31, 2015, or a different date, if so provided in the table below or footnotes thereof.

According to our transfer agent, as of December 31, 2015, there were 10 record holders of our ordinary shares, among whom two (including Cede & Co.) are U.S. holders who beneficially own in the aggregate 26,368,420 of our ordinary shares. None of our shareholders has different voting rights from other shareholders.

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

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Senzar Asset Management, LLC(3)	1,587,931	5.2%
Franklin Resources, Inc.(4)	1,675,060	5.5%
Directors and Executive Officers
Dr. Dov Tamarkin(5)	2,967,533	9.7%
Meir Eini(6)	3,038,141	9.9%
Dr. Stanley Hirsch(7)	*	-
David Schuz(8)	*	-
Dr. Mitchell Shirvan(9)	*	-
Ilan Hadar(10)	*	-
David Domzalski(11)	*	-
Alvin Howard(12)	*	-
Dr. Herman Ellman(13)	*	-
Rex Bright(14)	*	-
Dr. Darrell Rigel(15)	*	-
Stanley Stern(16)	*	-
Dr. Anna Kazanchyan(17)	*	-
Yohan Hazot(18)	*	-
All Directors and Executive Officers as a Group(19)	6,465,488	30.5%

*	Less than 1%

(1)
Consists of (i) 2,941,689  ordinary shares; (ii) 2,094  ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share (iii) 8,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share; (iv) 11,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share and (v) 4,500 ordinary shares issued upon vesting of outstanding RSUs. 938,971 of the ordinary shares owned by Tamarkin Medical Innovations, Ltd. are pledged in favor of an unrelated third party. as security for a margin account established by Tamarkin Medical Innovations, Ltd. with such unrelated party. The address of Tamarkin Medical Innovation Ltd. is 537 Har Hila St., Modiin-Maccabim-Reut 7179901, Israel.

(2)
Consists of (i) 2,987,781  ordinary shares (ii) 20,860  ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share (iii) 16,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share and (iv) 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (v) 4,500 ordinary shares issued upon vesting of outstanding RSUs. 938,971 of the ordinary shares owned by Meir Eini Holdings Ltd. are pledged in favor of an unrelated third party. as security for a margin account established by Meir Eini Holdings Ltd. with such unrelated third party.  The address of Meir Eini Holdings Ltd. is 2 Hashaked St., Ness-Ziona 7408711, Israel.

(3)
Based on information contained in a Schedule 13G filed with the SEC on January 15, 2016 by (i) Senzar Asset Management, LLC, a Delaware limited liability company ("Senzar") that has shared voting and dispositive power with respect to 1,587,931 ordinary shares, (ii) Senzar Healthcare Master GP, Ltd., a Cayman Islands exempted company ("Senzar Healthcare"), that has shared voting and dispositive power with respect to 1,561,204 ordinary shares, (iii) Senzar Healthcare Master Fund, LP, a Cayman Islands exempted limited partnership that has shared voting and dispositive power with respect to 1,561,204 ordinary shares, (iv) Mr. Ajay Bhalla, a Canadian citizen who has shared and dispositive voting power with respect to 1,587,931, and (v) Mr. John R. Yanukis, a U.S. citizen who has shared voting and dispositive power with respect to 1,587,931 ordinary shares. According to that Schedule 13G all of the securities reported in that Schedule 13G are owned by advisory clients of Senzar, and of such advisory clients, only Senzar Healthcare directly owns more than 5% of our outstanding shares. The business address of Senzar, Mr. Bhalla and Mr. Yanuklis is 400 Madison Avenue, Suite 14D, New York, New York 10017.

(4)
Based on information contained in Schedule 13G filed with the SEC on February 4, 2016 by Franklin Resources, Inc., a Delaware company ("FRI"), Charles B. Johnson, Rupert H. Johnson, Jr., (together, the "Principals") and Franklin Advisors, Inc., a California company. The securities reported in that Schedule 13G are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of FRI. Each of the Principals owns in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. The business address of FRI is One Franklin Parkway San Mateo, CA 94403 1906.

(5)	Consists of the shares held by Tamarkin Medical Innovation Ltd., a company beneficially owned by Dr. Dov Tamarkin, as set out in footnote (1) above.
(6)	Consists of the shares held by Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, as set out in footnote (2) above.
(7)
Consists of (i) 12,448 ordinary shares (ii) 6,224 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; and (iii) 212,500 ordinary shares issuable to ZEAS Technology and Science Management Ltd., a company beneficially owned by Stanley Hirsch, upon exercise of outstanding options at a price of $0.62 per share, and (iv) 9,000 ordinary shares issuable upon vesting of outstanding options at a price of $5.88 per share.

(8)
Consists of (i) 65,938 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share (ii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iii) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(9)
Consists of (i) 12,031 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (ii) 10,856 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share and (iii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iv) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(10)
Consists of (i) 12,031 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, (ii) 10,856 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share (iii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iv) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(11)	Consists of (i) 4,688 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (ii) 7,476 ordinary shares issued upon vesting of outstanding RSUs.
(12)	Consists of (i) 3,125 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (ii) 5,008 ordinary shares issued upon vesting of outstanding RSUs.
(13)	Consists of (i) 1,563 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (ii) 5,008 ordinary shares issued upon vesting of outstanding RSUs.
(14)	Consists of 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(15)	Consists of 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(16)	Consists of 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(17)	Consists of 8,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(18)
Consists of 19,063 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share (ii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iii) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(19)	Consists of 14 persons.

Contractual Registration Rights

We have entered into a registration rights agreement with certain of our shareholders as part of the 2014 Share Purchase Agreement. As of December 31, 2015 holders of a total of 2,663,387 of our ordinary shares, which includes 1,995,018 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share, will have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

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

Shelf Registration Statement

On October 21, 2015, we have filed with the Securities and Exchange Commission a “shelf” registration statement on a Form F-3 for the registration of our ordinary shares that we may, from time to time, offer and sell in one or more offerings with an aggregate offering price of up to $150 million.

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

Consulting and option agreements

We have entered into an agreement with a company beneficially owned by one of our non-executive directors, Dr. Stanley Hirsch, for business consulting services. These services include participation by Dr. Hirsch, on behalf of his consulting company, in meetings with our potential investors, clients and business partners of ours, and his review and advice on our contemplated patent filings, clinical trial plans and other business initiatives. In consideration of these services, we issued Dr. Hirsch’s consulting company options under our 2009 Plan in the number and on the terms set out in the section above titled “Item 7.A. Major shareholders— (7).” The agreement has no fixed term and is terminable at will by either party with 30 days’ prior written notice. The agreement contains customary provisions and representations, including confidentiality and inventions assignment undertakings by the consulting company. We have also entered into an option agreement with our former non-executive director, Chaim Chizic, according to which he was granted options under our 2009 Plan in the number and on the terms set out in the section above titled “Item 7.A. Major shareholders—(7).”

Financing Agreements

Between 2011 and 2013, our directors and executive officers Dr. Dov Tamarkin, Meir Eini and Dr. Stanley Hirsch as well as our former director Chaim Chizic, directly or through companies beneficially owned by them, extended us convertible loans along with other lenders and existing shareholders in a total amount of approximately $5.1 million. On April 10, 2014, we entered into a share purchase agreement, or the 2014 SPA, with Gabriel Capital Management (GP) Ltd., Excellence Nessuah Gemel Ltd., and other investors, pursuant to which all lenders under such convertible loan agreements converted their loans into an aggregate of 1,395,820 ordinary shares and 697,910 warrants exercisable at $5.04 per share, of which 294,575 shares and 147,287 warrants were issued to Dr. Tamarkin, Mr. Eini, Mr. Chizic and Dr. Hirsch or to companies beneficially owned by them. Chaim Chizic and a company beneficially owned by him also participated in the financing under the 2014 SPA and were further issued a total of 148,303 ordinary shares and 148,303 warrants exercisable at $5.04 per share. The transactions under the 2014 SPA closed on May 13, 2014 and June 3, 2014.

Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that such liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Item 6.C. Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

7.C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated statements and other financial information

See "Item 18 – Financial Statements".

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

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See Registration Statement on Form F-1 as filed under the Securities Act with the SEC on August 13, 2014, under “Description of Share Capital—Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation” for additional information.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

9.A.4	Offer and listing details

Our ordinary shares have been listed on the NASDAQ Global Market under the symbol “FOMX” since September 17, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $6.00 per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Global Market:

	Low	High
Annual Information:
2015	$6.25	$14.00
2014	4.75	11.00
Quarterly Information:
Fourth Quarter 2015	6.25	9.50
Third Quarter 2015	6.62	12.20
Second Quarter 2015	8.23	14.00
First Quarter 2015	6.84	10.63
Fourth Quarter 2014	4.75	7.25
Monthly Information:
September 2015	$6.62	$10.31
October 2015	6.25	7.91
November 2015	6.44	8.09
December 2015	7.60	9.50
January 2016	6.33	8.45
February 2016 (through February 29)	5.67	6.89

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares have been quoted on the NASDAQ Global Market since September 17, 2014 under the symbol “FOMX.”

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

10.B.	Memorandum and articles of association

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

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, at the rate of 26.5% of a company’s taxable income for the year ended December 31, 2015, and 25% from January 1, 2016. In addition, capital gains realized by Israeli companies are subject to tax at the regular corporate tax rate.

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

U.S. Federal Income Tax Consequences.

The following is a description of the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

        Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the ownership and disposition of our ordinary shares.

This description is based on the Code existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The U.S. Internal Revenue Service, or the IRS, may take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares and such a position may be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of owning and disposing of our ordinary shares in its particular circumstance.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “Item 10.E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations” below.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares.

Distributions

The gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. However, this will not apply to certain distributions, if any, of our ordinary shares that are distributed pro rata to all our shareholders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether you have our ordinary shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore you should expect that the entire amount of any distribution will generally be reported as ordinary dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if the Company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate holders.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should generally constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit. Subject to certain exceptions, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a U.S. owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by U.S. persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. U.S. Holders should consult their own tax advisors about the effect of, and any exception available to, the special sourcing rule described in this paragraph.

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

Sale, Exchange or Other Disposition of Ordinary Shares

You will generally recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, your amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. The adjusted tax basis in an ordinary share will generally be equal to the cost of such ordinary share. If you are a non-corporate holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any such gain or loss that a holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because gain for the sale or other disposition of our ordinary shares will be so treated as U.S. source income; and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income; you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder, will generally not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Based on certain estimates of our gross income and gross assets, our intended use of proceeds of our initial public offering, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2015, and do not anticipate being classified as a PFIC for the taxable year ending December 31, 2016. However, because PFIC status is based on our income, assets and activities for the entire taxable year and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and our Market Capitalization in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from our initial public offering in our business. We may be considered a PFIC for any taxable year.

If we were a PFIC, then unless you make one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the your regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.
.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder will generally recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder will generally be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.

You should consult your tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

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

Foreign Asset Reporting

Certain Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in Israeli shekels, accounting for 32%, 73% and 67% of our expenses in the years ended December 31, 2015, 2014 and 2013, respectively, almost all our revenues were generated under agreements denominated in U.S. dollars and our share issuance and convertible loan agreements, which are the main source of our financing, are denominated in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in shekels, we expect to incur an increasing amount of expenses in U.S. dollars as we expand our operations in the U.S. We also have expenses, although to a much lesser extent, in other non-dollar currencies, in particular the Euro. Moreover, for the next few years we expect that the substantial majority of our revenues, if any, will be denominated in U.S. dollars from the sale of FMX101 and potentially other product candidates in the U.S. Having the substantial majority of our revenues denominated in U.S. dollars while having a substantial portion of our expenses denominated in Israeli shekels and other non-U.S. currencies exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors—Exchange rate fluctuations between the U.S. dollar and the Israeli shekel may negatively affect our earnings.”

A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any appreciation of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2015, the value of the shekel depreciated in relation to the U.S. dollar by 0.3%, the effect of which was set off by deflation in Israel at a rate of approximately 1.0%. In 2014, the value of the shekel depreciated in relation to the U.S. dollar by approximately 12%, the effect of which was set-off by a deflation in Israel at the rate of approximately 0.2%.

Because exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our statements of operations.

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar:

Shekel against the U.S. dollar (%)
2014	(12)%
2015	(0.3)%

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

As of December 31, 2015, we do not have any market risk sensitive instruments.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2015, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s executive and financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2015 our internal control over financial reporting is effective based on this criteria.

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

(d)	Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Kesselman & Kesselman (a member firm of Pricewaterhouse Coopers International Limited, or PwC), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2015 and 2014.

The following table provides information regarding fees paid by us to PwC for all services, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Audit fees (1)	$193	$280
Tax fees(2)	9	-
Total fees	$202	$280
______________________________
(1)
Includes professional services rendered in connection with the audit of our annual financial statements, the review of our interim financial statements, fees for the IPO, follow-on offering and shelf registration statements.

(2)	Tax consulting services.

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

•
Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Listing Rules of the NASDAQ Stock Market with respect to the Chief Executive Officer and all other executive officers. Rather, compensation of officers requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation. Compensation is either consistent with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law. For additional information See “Item 6.B. Compensation.”

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

•
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer's shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described in Registration Statement on Form F-1 as filed under the Securities Act with the SEC on August 13, 2014, under “Management—Approval of Related Party Transactions Under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions,” and (c) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described Registration Statement on Form F-1 as filed under the Securities Act with the SEC on August 13, 2014, under “Management—Approval of Related Party Transactions Under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described Registration Statement on Form F-1 as filed under the Securities Act with the SEC on August 13, 2014, under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company if it weren’t for the need for separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

ITEM 19.               EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company*
4.1	Investor Rights Agreement, dated as of May 13, 2014, by and among the Company and certain shareholders of the Company*
10.1	2009 Israeli Share Option Plan*
10.2	2015 Israeli Share Incentive Plan**
10.3	Summary English Translation of Lease Agreement, dated as of May 7, 2008, as amended, by and between the Registrant and Gav Yam Real Estate Ltd*
10.4	Form of indemnification agreement by and between the Registrant and each of its directors and executive officers*
10.5	Employment Agreement, dated as of August 22, 2014, between the Registrant and Dr. Dov Tamarkin*
10.6	Employment Agreement, dated as of August 22, 2014, between the Registrant and Meir Eini*
10.7	Foamix Pharmaceuticals Ltd. Compensation Policy for Officers and Directors***
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1	Consent of Kesselman & Kesselman, independent registered public accounting firm

* Filed as an exhibit to Form F-1/A filed by the Company on September 3, 2014 (File No. 333-198123) and incorporated herein by reference.

**Filed as an exhibit to Form F-3 filed by the Company on October 21, 2015 (File No. 333-207546) and incorporated herein by reference.

*** Filed as an exhibit to Form 6-K/A filed by the Company on May 20, 2015.

The following materials from our Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURE

Foamix Pharmaceuticals Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FOAMIX PHARMACEUTICALS LTD.

By:	/s/ Dov Tamarkin
Dr. Dov Tamarkin
Chief Executive Officer

Date: March 1, 2016

FOAMIX PHARMACEUTICALS LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

FOAMIX PHARMACEUTICALS LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
FOAMIX PHARMACEUTICALS LTD.

We have audited the accompanying consolidated balance sheets of Foamix Pharmaceuticals Ltd. and its subsidiary (the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive loss, shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014 and the results of their operations and their and cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 1, 2016	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2015	2014
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$18,795	$43,008
Short term bank deposits	13,107	-
Investment in marketable securities (Note 4)	23,693	6,958
Restricted investment in marketable securities (Note 3,7)	769	-
Accounts receivable:
Trade	314	495
Other (Note 12a)	471	430
TOTAL CURRENT ASSETS	57,149	50,891

NON-CURRENT ASSETS:
Restricted investment in marketable securities (Note 7)	-	104
Investment in marketable securities (Note 4)	32,285	-
Investment in long term bank deposits	15,130	-
Property and equipment, net (Note 5)	646	248
Other	35	34
TOTAL NON-CURRENT ASSETS	48,096	386

TOTAL ASSETS	$105,245	$51,277

The accompanying notes are an integral part of these financial statements.

FOAMIX PHARMACEUTICALS LTD.
 CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2015	2014
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of bank borrowing	$31	$31
Accounts payable and accruals:
Trade	1,353	626
Deferred revenues	29	35
Other (Note 12b)	2,169	968
Loan from the BIRD foundation (Note 8a)	476	474
TOTA L CURRENT LIABILITIES	4,058	2,134

LONG-TERM LIABILITIES:
Bank borrowing (Note 8c)	20	51
Liability for employee severance benefits (Note 6)	365	330
TOTAL LONG-TERM LIABILITIES	385	381
TOTAL LIABILITIES	4,443	2,515
COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of December 31, 2015 and 2014; issued and outstanding: 30,639,134 and 22,443,934 Ordinary Shares as of December 31, 2015 and 2014 respectively	1,284	954
Additional paid-in capital	145,878	77,600
Accumulated deficit	(46,230)	(29,713)
Accumulated other comprehensive loss	(130)	(79)
TOTAL SHAREHOLDERS' EQUITY	100,802	48,762
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$105,245	$51,277

The accompanying notes are an integral part of these financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Year ended December 31
	2015	2014	2013
REVENUES (Note 12c)	$849	$5,414	$1,404
COST OF REVENUES	70	527	453
GROSS PROFIT	779	4,887	951
OPERATING EXPENSES:
Research and development (Note 12d)	10,680	3,557	1,086
Selling, general and administrative (Note 12e)	7,029	2,964	1,221
TOTAL OPERATING EXPENSES	17,709	6,521	2,307
OPERATING LOSS	16,930	1,634	1,356
FINANCE EXPENSES (INCOME), net (Note 12f)	(452)	9,844	1,075
LOSS BEFORE INCOME TAX	16,478	11,478	2,431
INCOME TAX (Note 10)	39	6	-
NET LOSS FOR THE PERIOD	$16,517	$11,484	$2,431

LOSS PER SHARE BASIC AND DILUTED	$0.58	$0.79	$0.22

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	28,229	14,512	11,285

The accompanying notes are an integral part of these financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (U.S. dollars in thousands, except per share data)

	Year ended December 31
	2015	2014	2013
NET LOSS	$16,517	$11,484	$2,431
OTHER COMPREHENSIVE INCOME:
Net unrealized losses from marketable securities	103	68	-
Gains (losses) on marketable securities reclassified into net loss	(57)	11	-
Net unrealized losses on derivative financial instruments	5	-	-
TOTAL OTHER COMPREHENSIVE LOSS	51	79	-
TOTAL COMPREHENSIVE LOSS	$16,568	$11,563	$2,431

The accompanying notes are an integral part of these financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2013	11,151,719	$459	$12,398	$(15,798)	$-	$(2,941)
CHANGES DURING 2013:
Comprehensive loss	-	-	-	(2,431)	-	(2,431)
Issuance of ordinary shares along with convertible loans (Note 8b)	256,771	12	584	-	-	596
Beneficial conversion feature with respect of convertible loans (Note 8b)	-	-	689	-	-	689
Share-based compensation			505	-	-	505
BALANCE AT DECEMBER 31, 2013	11,408,490	471	14,176	(18,229)	-	(3,582)
CHANGES DURING 2014:
Comprehensive loss	-	-	-	(11,484)	(79)	(11,563)
Capital contribution (Note 8b)	-	-	686	-	-	686
Conversion of preferred A shares into Ordinary Shares (Note 9)	3,367,244	147	13,291	-	-	13,438
Conversion of warrants from preferred A warrants to Ordinary Share warrant (Note 9d)	-	-	8,494	-	-	8,494
Issuance of Ordinary Shares through an initial public offering , net of $4.9 million issuance costs (Note 9c)	7,668,200	336	40,756	-	-	41,092
Share-based compensation	-	-	197	-	-	197
BALANCE AT DECEMBER 31, 2014	22,443,934	954	77,600	(29,713)	(79)	48,762
CHANGES DURING 2015:
Comprehensive loss	-	-	-	(16,517)	(51)	(16,568)
Issuance of Ordinary Shares through a public offering , net of $4.8 million issuance costs (Note 9c)	7,419,353	298	63,904	-	-	64,202
Exercise of warrants (Note 9e)	546,322	23	2,262	-	-	2,285
Exercise of options and restricted share units (Note 9f)	229,525	9	335	-	-	344
Share-based compensation	-	-	1,777	-	-	1,777
BALANCE AT DECEMBER 31, 2015	30,639,134	$1,284	$145,878	$(46,230)	$(130)	$100,802

The accompanying notes are an integral part of these financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(16,517)	$(11,484)	$(2,431)
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	87	33	39
Loss from disposal of fixed assets	15	-	-
Changes in marketable securities, net	57	550	255
Changes in accrued liability for employee severance benefits, net of retirement fund profit	35	81	69
Share-based compensation	1,777	197	505
Non cash finance expenses (income), net	(8)	9,925	1,203
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable	140	(338)	(338)
Decrease (increase) in other non-current assets	(1)	(24)	6
Increase in accounts payable and accruals	1,917	346	920
Net cash provided by (used in) operating activities	(12,498)	(714)	228
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(500)	(219)	(1)
Amounts funded in respect of employee rights upon retirement	-	-	(34)
Investment in bank deposits	(28,000)	-	-
Purchase of marketable securities	(72,518)	(11,107)	-
Proceeds from sale and maturity of marketable securities	22,502	3,977	-
Net cash used in investing activities	(78,516)	(7,349)	(35)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible loans together with ordinary shares	-	-	1,500
Proceeds from issuance of Preferred A shares and warrants, net of issuance costs	-	8,157	-
Proceeds from issuance of ordinary shares through public offerings, net of issuance costs	64,202	41,092	-
Proceeds from exercise of warrants	2,285	-	-
Proceeds from exercise of options	344	-	-
Long-term bank borrowings	-	102	-
Payments in respect of bank borrowings	(30)	(12)	-
Net cash provided by financing activities	66,801	49,339	1,500
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,213)	41,276	1,693
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	*-	(15)	(80)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	43,008	1,747	134
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$18,795	$43,008	$1,747
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of convertible loans into Preferred A Shares and warrants	-	8,096	-
Conversion of Preferred A Shares into Ordinary Shares	-	13,438	-
Conversion of warrants from preferred A warrants to Ordinary Share warrants	-	8,494	-
Cashless exercise of warrants	4	-	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	16	-	-

* Represents an amount of less than $1.

The accompanying notes are an integral part of these financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Foamix Pharmaceuticals Ltd. (hereinafter “Foamix”) is an Israeli company incorporated in 2003. Foamix’s shares are publicly traded on the NASDAQ, since its initial public offering (“IPO”) in September, 2014.

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

Since incorporation through December 31, 2015, Foamix and its subsidiary (hereinafter “the Company”) has incurred losses and negative cash flows from operations mainly attributable to its development efforts and has an accumulated deficit of $46,230. The Company has financed its operations mainly through private and public financing rounds, convertible loans and payments received under development and licensing agreements. The Company's cash, cash equivalents, deposits and marketable securities as of December 31, 2015, will allow the Company to fund its operating plan through at least the next 12 months. However, the Company expects to continue to incur significant research and development and other expenses related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable. If the Company is unable to obtain such funding it will need to curtail or cease operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition and the fair value of share-based compensation.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Functional currency

The U.S. dollar ("dollar") is the currency of the primary economic environment in which the operations of Foamix and the subsidiary are conducted. Almost all Company revenues and operational expenses are in dollars and the Company’s financing has been provided in dollars.  Accordingly, the functional currency of the Company is the dollar.

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

f.	Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Bank deposits with maturity of more than one year are considered long-term. The interest rates on the Company’s deposits range between 0.87%-1.32%. The fair value of bank deposits approximate the carrying value since they bear interest at rates close to the prevailing market rates.

g.	Marketable securities

The Company invests in debt and equity securities classified as available for sale in accordance with ASC 320, Investments - Debt and Equity Securities.

Management determines the appropriate classification of its investments in securities at the time of purchase and reevaluates such determinations at each balance sheet date. Classifications of debt securities in the balance sheet are determined based on the maturity date of the securities.

Unrealized gains of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for both debt and equity securities are included in financial expense, net.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

For equity securities, the Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income or loss.

h.	Derivatives

The Company purchases foreign exchange derivative financial instruments (written and purchased currency options). The transactions are designed to hedge the Company’s currency exposure.

The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheet at their fair value. Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

i.	Property and equipment:

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Computers	15-33 (mainly 33)
Laboratory equipment	7-20
Office furniture and equipment	7-15
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the expected lease term, which is shorter than the estimated useful life of the improvements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Impairment of long-lived assets

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

For the three years ended December 31, 2015 the Company did not recognize an impairment loss for its long-lived assets.

k.	Allowance for doubtful accounts

The Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. An allowance for doubtful accounts is recognized on a specific basis with respect to those amounts that the Company has determined to be doubtful of collection. No allowance for doubtful accounts was recorded in the years ended December 31, 2015 and 2014. During 2014 the Company wrote off a bad debt in the amount of $19.

l.	Contingencies

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

m.	Share-based compensation

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

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2−SIGNIFICANT ACCOUNTING POLICIES (continued):

When options and restricted share units (hereinafter “RSUs”) are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. The fair value of the awards granted is measured on a final basis at the end of the related service period and is recognized over the related service period using the straight-line method.

n.	Revenue recognition

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

•
In order to develop the combined formulation in the licensed product, the use of the Company’s propriety technology is required. Therefore, the Company is the only party capable of performing the level and type of development services required under the agreement.

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

Contingent Payments are recognized when the licensee’s performance or achievement event occurs.

Royalties are recognized when subsequent sales are made by the licensees.

o.	Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. All costs associated with research and developments are expensed as incurred.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Income taxes:

1)
Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company’s losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

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

q.	Loss per share

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

The following share options, RSUs, warrants and shares issuable upon conversion of convertible loans were excluded from the calculation of diluted net loss per ordinary share because their effect would have been anti-dilutive for the periods presented (share data):

	Year ended December 31
	2015	2014	2013
Outstanding share options and RSUs	2,124,951	1,171,125	673,125
Warrants	2,064,937	2,716,956	-
Shares issuable upon conversion of convertible loans	-	-	715,546

r.	Fair value measurement

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

s.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, bank deposits and marketable securities. The Company deposits cash and cash equivalents with highly rated financial institutions and, as a matter of policy, limits the amounts of credit exposure to any single financial institution. In addition, all marketable securities carry a high rating or are government insured. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

t.	Comprehensive loss

Comprehensive loss includes, in addition to net loss, unrealized holding gains and losses on available-for-sale securities and derivative instruments designated as cash flow hedge (net of related taxes where applicable).

Reclassification adjustments for gain or loss of available for sales securities are included in finance expenses net in the statement of income.

u.	Newly issued and recently adopted accounting pronouncements:

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

The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)
In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall (Subtopic 825-10)." This standard makes several modifications to Subtopic 825-10 including the elimination of the available-for-sale classification of equity investments, and requires equity investments with readily determinable fair values to be measured at fair value with changes in fair value recognized in net income. It is effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

NOTE 3 - FAIR VALUE MEASURMENTS

The Company’s assets and liabilities that are measured at fair value as of December 31, 2015 and 2014 are classified in the tables below in one of the three categories described in note 2r above:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Marketable securities	$1,977	$54,770	-	$56,747
Currency options designated as hedging instruments (current liability)	-	$(5)	-	$(5)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Marketable securities	$7,062	-	-	$7,062

Marketable securities classified as level 2 include securities that are valued using inputs that are directly or indirectly observable in the marketplace for similar investments.

The table below sets forth a summary of the changes in the fair value of the Company’s financial liabilities classified as Level 3 (the derivative embedded in the convertible loans):

	2014		2013
	Warrants*	Embedded derivatives**	Embedded derivatives
Balance at beginning of year	$-	$1,529	$550
Warrants issued during the year	2,129	-	-
Derivatives embedded in loans received during the year	-	-	215
Changes in fair value during the year	6,365	680	764
Conversion of convertible loans	-	(2,209)	-
Conversion of warrants from preferred A warrants into ordinary share warrants	(8,494)	-	-
Balance at end of year	$-	$-	$1,529

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

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE MEASURMENTS (continued):

Foreign exchange risk management

The Company purchases and writes non-functional currency options in order to hedge the currency exposure on the Company’s cash flow. The currency hedged items are denominated in New Israeli Shekel (NIS). The purchasing and writing of options is part of a comprehensive currency hedging strategy. These transactions are at zero cost for periods of up to one year. The counterparty to the derivatives is a major bank in Israel.

During February 2015, the Company began purchasing and writing options in respect of salary, rent and other expenses dominated in NIS for a period of up to a year ahead. These transactions qualify for cash flow hedge accounting. As of December 31, 2015 all transactions have expired within the range (between the value of the call and put), and therefore did not affect the Company’s operating expenses.

As of December 31, 2015 the total hedged amount was NIS 11.6 million.

As of December 31, 2015, the Company has a lien in the amount of $666 on the Company’s marketable securities in respect of bank guarantees granted in order to secure the hedging transactions.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities as of December 31, 2015 consist mainly of debt and equity securities. These securities are classified as available-for-sale and are recorded at fair value. Changes in fair value, net of taxes (if applicable), are reflected in other comprehensive loss. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as finance income or expenses.

The following table sets forth the Company’s marketable securities:

	December 31
	2015	2014
Israeli mutual funds	$1,977	$7,062
Certificates of deposit	35,627	-
Municipal and agency bonds	19,143	-
Total	$56,747	$7,062

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - MARKETABLE SECURITIES (continued):

At December 31, 2015 and 2014, the fair value, cost and gross unrealized holding gains of the securities owned by the Company were as follows:

	December 31, 2014
	Fair value	Cost	Gross unrealized holding loss	Gross unrealized holding gains
Israeli mutual funds	$7,062	$7,141	$83	$4

	December 31, 2015
	Fair value	Cost or Amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
Israeli mutual funds	$1,977	$1,978	$3	$2
Certificates of deposit	35,627	35,703	79	3
Municipal and agency bonds	19,143	19,191	49	1
Total	$56,747	$56,872	$131	$6

As of December 31, 2015 the unrealized losses attributed to the Company’s marketable securities were primarily due to credit spreads and interest rate movements. The Company has considered factors regarding other than temporary impaired securities and determined that there are no securities with impairment that is other than temporary as of December 31, 2015 and 2014.

During the year ended December 31, 2015 the Company received proceeds of $22,502 upon sale and maturity of marketable securities.

As of December 31, 2015, the Company’s debt securities had the following maturity dates:

Market value
Due within one year	$22,485
1 to 2 years	27,046
2 to 3 years	5,239
Total	$54,770

Refer to note 7 and note 3 regarding the liens on the Company’s securities.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - PROPERTY AND EQUIPMENT:

	December 31
	2015	2014
Cost:
Leasehold improvements	$164	$88
Computers and software	130	64
Laboratory equipment	768	598
Furniture	84	42
Vehicles*	175	118
	1,321	910
Less:
Accumulated depreciation and amortization	675	662
Property and Equipment, net	$646	$248

* See note 8c relating to the lien on the Company’s vehicles

Depreciation and amortization expense totaled $87, $33 and $39 for the years ended December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015 the Company disposed of fixed assets in the net amount of $15.

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

During 2014, all of the Israeli employees agreed to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which all deposits in the pension fund and/or with the insurance company, thereafter, exempt the Company from any additional obligation. These deposits are accounted as defined contribution payments and therefore not recorded on the Company’s balance sheet. Once the employees agreed to the terms of Section 14, all amounts funded on behalf of the employees were released to their full ownership. The liability for employee severance benefits as of December 31, 2015 represents the Company's obligation that has not been secured by deposits to employee severance funds.

The amount of severance payment expenses were $193, $157 and $70 for the years ended December 31, 2015, 2014 and 2013, respectively.

During 2016, the Company expects to deposit approximately $253 with respect to employee’s severance benefits.

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

Rental expenses totaled $352, $172 and $180 in the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum lease commitments under non-cancelable operating lease agreements are $191 and $59 for the years ending December 31, 2016 and 2017 respectively.

The Company has a lien in the amount of $103 on the Company’s marketable securities in respect of bank guarantees granted in order to secure the lease agreements.

NOTE 8 - LOANS:

a.	Loan from the BIRD foundation

The loan received from the Israel United States Binational Industrial Research and Development Foundation (the "BIRD foundation") is denominated in US dollars and is linked to the US Consumer Price Index. The loan is repayable in one installment upon completion of a certain clinical development. The Company expects to repay the loan in 2016.

b.	Convertible loans:

1)
During the years 2011- 2013 the Company entered into two convertible loan agreements (“2011 loan agreement” and “2012 loan agreement”), with several of its existing shareholders and other lenders, to receive an aggregate amount of $5,096.  The loans bore interest ranging between 6% and 8%.

2)
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

3)	Accounting treatment of the loans

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

4)
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

c.	Public offerings

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

On October 17, 2014 the IPO underwriters exercised their ‘green shoe’ option and purchased an additional 968,200 Ordinary Shares at a price per share of $6.00. The total proceeds, net of underwriter’s commission, were approximately $5,400.

On April 20, 2015 the Company completed a follow-on public offering. A total of 7,419,353 ordinary shares were sold at a price of $9.30 per share. Prior to closing, the underwriters fully exercised their option to purchase 967,741 additional ordinary shares. The net proceeds from the sale of shares, after deducting underwriting discounts, commissions and other offering expenses, were approximately $64.2 million.

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

Pursuant to the IPO, the warrants to purchase Preferred A Shares were automatically converted into warrants to purchase Ordinary Shares. Each warrant can be exercised for one ordinary share at an exercise price of $5.04 per share or through a cashless exercise.  The warrants are exercisable until the fourth anniversary of the closing date of the 2014 financing round (May or June 2018).

During the year ended December 31, 2015, 652,019 warrants were exercised into 546,322 ordinary shares. As of December 31 2015, the total amount of warrants outstanding was 2,064,937.

f.	Share-based compensation

In June 2009, the Company’s Board of Directors approved a share option plan and reserved a pool of 1,635,694 ordinary shares for grant to Company employees, consultants, directors and other service providers.

In May 2015, the Company's board of directors approved a new option plan (the "Plan") replacing the previous plan approved in 2009. The Plan includes a pool of 2,690,694 ordinary shares for grant to Company employees, consultants, directors and other service providers. As of December 31 2015, 1,579,343 shares remain available for grant under the Plan.

The Plan is designed to enable the Company to grant options to purchase Ordinary Shares and RSUs under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; and (ii) pursuant and subject to Section 3(i) of the Tax Ordinance.

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

In the years ended December 31, 2015, 2014 and 2013, the Company granted options to employees and non-employees as follows:

	Year ended December 31
	2015
	Award amount	Exercise price range	Vesting period	Expiration
Employees:
Options	852,501	$6.77- $10.88	4 years	10 years
RSU	216,050	-	4 years	10 years

Directors:
Options	27,000	$10.80-$11.87	3 years	10 years

Consultants:
Options	4,000	$10.88	4 years	10 years
RSU	83,800	-	4 years	10 years

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued):

	Year ended December 31
	2014
	Award amount	Exercise price range	Vesting period	Expiration
Employees:
Options	217,000	$1.92- $7.98	4 years	10 years

Directors:
Options	231,000	$5.88	3 years	10 years

Consultants:
Options	46,875	$1.92- $7.98	0-6 years	6 years

	Year ended December 31
	2013
	Award amount	Exercise price range	Vesting period	Expiration

Consultants:
Options	71,875	$1.92	-	10 years

The fair value of options and RSUs granted to employees and directors during 2015 and 2014 was $6,592 and $1,683 respectively. The fair value of options granted to consultants during the years ended 2015, 2014 and 2013 was $686, $183 and $426 respectively.

The fair value of RSUs granted to employees is based on the share price on grant date.

The fair value of options granted to employees and directors on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Year ended December 31
	2015	2014
Value of ordinary share	$6.96-$11.3	$4.8-$6.8
Dividend yield	0%	0%
Expected volatility*	60.1%-64.9%	59.0%-66.7%
Risk-free interest rate	1.38%-1.98%	1.87%-2.22%
Expected term	6 years	6-7 years

* The volatility is based on historical volatilities of companies in comparable stages as well as companies in the industry, by statistical analysis of daily share pricing model.

The total unrecognized compensation cost of employee options and RSUs at December 31, 2015 is $6,479 which is expected to be recognized over a weighted average period of 2 years.

The total unrecognized compensation cost of employee options at December 31, 2014 was $1,485 which was expected to be recognized over a weighted average period of 2 years.

The fair value of RSUs granted to consultants is based on the share price on December 31, 2015.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued):

The fair value of options granted to consultants as of December 31, 2015, 2014 and 2013 was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	December 31
	2015	2014	2013
Value of ordinary share	$8.11	$5.45-$7.01	$6.816
Dividend yield	0%	0%	0%
Expected volatility*	69.4%	59.9%-62.0%	64.5%
Risk-free interest rate	2.27%	1.81%-2.0%	1.81%
Expected term	10 years	6 years	10 years

* The volatility is based on historical volatilities of companies in comparable stages as well as companies in the industry, by statistical analysis of daily share pricing model.

The following table summarizes the number of options outstanding for the years ended December 31, 2015, 2014 and 2013, and related information:

	Employees and directors		Consultants and service providers
	Number of options	USD(1)	Number of options	USD(1)
Outstanding at January 1, 2013	462,500	1.28	148,125	0.96
Granted	-	-	71,875	1.92
Outstanding at December 31, 2013	462,500	$1.28	220,000	$1.28
Granted	448,000	5.32	46,875	5.96
Forfeited	(6,250)	1.92	-	-
Outstanding at December 31, 2014	904,250	3.28	266,875	2.10
Granted	879,501	7.72	4,000	10.88
Exercised	(29,525)	1.92	(150,000)	1.92
Re-Designated(2)	(27,000)	5.88	27,000	5.88
Outstanding at December 31, 2015	1,727,226	$5.41	147,875	$3.24

(1)	Weighted average price per share
(2)	Pursuant to change in status of grantee from ‘director’ to ‘consultant’ during the reporting period.

The following table summarizes the number of RSUs outstanding for the year ended December 31, 2015:

	Employees and directors	Consultants and service providers
	Number of RSUs
Outstanding at December 31, 2014	-	-
Awarded	216,050	83,800
Vested	(29,250)	(20,750)
Outstanding at December 31, 2015	186,800	63,050

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued):

The following tables summarizes information concerning outstanding and exercisable options as of December 31, 2015:

December 31, 2015
Options outstanding			Options exercisable
	Number of	Weighted	Number of	Weighted
	options	average	options	average
Exercise	outstanding	remaining	exercisable	remaining
prices per	at end of	contractual	at end of	contractual
share USD	year	life	year	life
0.048-1.312	298,125	3.90	298,125	3.90
1.92	345,475	6.23	283,912	5.80
5.46-5.88	279,250	8.98	96,300	8.98
6.77	153,000	9.02	20,250	9.00
7.13-7.984	648,751	9.52	17,188	6.63
10.80-11.86	150,500	9.60	-	-
	1,875,101		715,775

The aggregate intrinsic value of the total outstanding and exercisable options as of December 31, 2015 is $5,821 and $4,270 respectively.

The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2015	2014	2013
Cost of revenues	$2	$15	$16
Research and development expenses	588	80	59
Selling, general and administrative	1,187	102	430
	$1,777	$197	$505

NOTE 10 - INCOME TAX:

The Company is taxed under Israel and the United States of America tax laws:

a.	Tax rates:

1)	Income from Israel is taxed at the corporate tax rate of 25% in 2013 and as from 2014 and thereafter 26.5%. Capital gains are subject to capital gain tax, which equals to 25%.

In January 2016, the government of Israel approved the reduction of corporate tax rate to 25% as from 2016 and thereafter.

2)
Income of the subsidiary is taxed according to the federal tax laws in the US and the relevant state laws. The relevant federal and state tax rates for 2015 were 30% and 9%, respectively. The relevant federal and state tax rates for 2014 were 15% and 7.5%, respectively.

b.	Tax assessments

Foamix has tax assessments that are considered to be final through tax year 2011.

c.	Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company believes that it currently qualifies as an "Industrial Company" under the above law. As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering.

The Company utilizes this tax benefit.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - INCOME TAX (continued):

d.	Losses for tax purposes carried forward to future years

As of December 31, 2015, Foamix had approximately $30.7 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

During 2015 and 2014, the US subsidiary incurred a tax expense in the amount of $39 and 6$, respectively.

e.	Deferred income taxes:

	December 31,
	2015	2014
In respect of:
Net operating loss carry forward	$8,142	$4,019
Research and development	1,773	2,121
Other	299	101
Less - valuation allowance	(10,214)	(6,241)
Net deferred tax assets	$-	$-

Realization of deferred tax assets is contingent upon sufficient future taxable income during the period that deductible temporary differences and carry forward losses are expected to be available to reduce taxable income. As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.

Deferred tax has not been provided on taxes that would apply in the event of disposal of the investments in the subsidiary, as it is the Company’s intention to hold this investment and not to realize it.

Foamix may incur an additional tax liability in the event of an inter-company dividend distribution from its subsidiary; no additional deferred taxes have been provided, since it is the Company’s policy not to distribute in the foreseeable future, dividends which would result in additional tax liability.

The main reconciling items between the statutory tax rate of the Company and the effective rate are nondeductible expenses, issuance costs, research and development expenses and the provision for full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

f.	As of December 31, 2015 and 2014, the Company had not accrued a provision for uncertain tax positions.

g.	Roll forward of valuation allowance:

Balance at January 1, 2013	$3,797
Additions	687
Balance at December 31, 2013	$4,484
Additions	1,757
Balance at December 31, 2014	$6,241
Additions	3,973
Balance at December 31, 2015	$10,214

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Related parties include the Company’s Directors and the Chief Executive Officer of the Company.

	Year ended December 31
	2015	2014	2013
Expenses:
Payroll expenses	$1,387	$863	$347
Directors fee	291	80	-
Finance expenses on convertible loans and warrants	-	2,088	1,089
Total expenses	$1,678	$3,031	$1,436

b.	Balances with related parties -
	December 31
	2015	2014
Accounts payable and accruals	$636	$148

With respect to options granted to the Company’s directors and Chief Executive Officer, see Note 9f.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

December 31
2015	2014
a.	Account receivable - other:
Institutions	$122	$99
Prepaid expenses	346	235
Other	3	96
	$471	$430

b.	Accounts payable and accruals - other:
Accrued expenses	$558	$392
Payroll and related institutions	451	216
Bonus accrual	1,140	348
Other	20	12
	$2,169	$968

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

c.	Revenues

Net revenues

	Year ended December 31
	2015	2014	2013
Development Service Payments	$596	$4,814	$1,404
Contingent Payments	-	600	-
Royalties	253	-	-
Total revenues	$849	$5,414	$1,404

d.	Research and development:
Payroll and related expenses	$4,045	$1,710	$702
Clinical trials and development expenses	5,618	1,581	73
Other	1,017	266	311
	$10,680	$3,557	$1,086

e.	Selling, general and administrative:
Payroll and related expenses	$3,401	$1,183	$587
Patent registration expenses	694	500	468
Legal, accounting and other professional services	598	403	110
Board of Directors expenses	607	78	-
Investor relations	403	207	-
Other	1,326	593	56
	$7,029	$2,964	$1,221

f.	Finance expenses (income), net:
Finance expenses:
Finance expenses on convertible loans and warrants	$-	$9,915	$1,117
Other expenses	23	15	2
Foreign exchange loss, net	-	-	25
Total finance expenses	23	9,930	1,144

Finance income:
Changes in fair value of marketable securities	-	-	(69)
Gains from securities, net	(180)	(11)	-
Interest on bank deposits	(289)	(28)	-
Foreign exchange gains, net	(6)	(47)	-
Total finance income	(475)	(86)	(69)
	$(452)	$9,844	$1,075

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 13 - ENTITY-WIDE DISCLOSURE:

a.	Net revenues by geographic area were as follows:

	Year ended December 31
	2015	2014	2013
United States	$587	$2,305	$1,151
Germany	253	2,500	206
France	9	-	-
Israel	-	609	47
Total revenues	$849	$5,414	$1,404

b.	Revenues from principal customers - revenues from single customers that exceed 10% of total revenues in the relevant year:

	Year ended December 31
	2015	2014	2013
Customer A	$86	$732	$336
Customer B	$366	$1,032	$597
Customer C	$253	$2,500	$206
Customer D	$135	$541	$174
Customer E	-	$609	$47